Exhibit 99.1

2025 Sustainability Report

Contents Economic, Financial & Operational Performance LEARN MORE PAGE 73 Governance & Risk Management LEARN MORE PAGE 65 Environmental Performance LEARN MORE PAGE 49 Our People LEARN MORE PAGE 22 What Drives Us LEARN MORE PAGE 17 About Aura LEARN MORE PAGE 6 Message from the CEO LEARN MORE PAGE 4 Appendix LEARN MORE PAGE 76 aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
3
SUSTAINABILITY REPORT | 2025

About the **Report**

GRI 2-1, 2-2, 2-3

We are pleased to present Aura's 2025 Sustainability Report. More than an exercise in transparency, this document consolidates and demonstrates, in a practical manner, our long-term strategy, supported by values such as discipline and respect for people and the territories where we operate, contributing to the development of a sector that is increasingly responsible, resilient and sustainable.

This document, covering actions and projects carried out from January 1 to December 31, 2025, was prepared in accordance with the **GRI (*Global Reporting Initiative*) and the *Sustainability Accounting Standards Board* (SASB)**. It is also aligned with **the *Responsible Gold Mining Principles* (RGMP) of the *World Gold Council* (WGC) and the principles of the UN Global Compact**, reaffirming our commitment to sustainable mining practices.

The financial statements presented herein refer to the year 2025 and are reported quarterly and annually (on a consolidated basis) on the Company's website.

CLICK HERE TO LEARN MORE

We remain committed to continuous improvement in pursuit of increasingly responsible, innovative and sustainable mining.

We hope you find this report helpful.

SCOPE AND OPERATIONS COVERED

The data and indicators presented herein cover all of **Aura's commercial** operations for the period from January 1 to December 31, 2025. In December 2025, we completed the acquisition of Mineração Serra Grande S.A., and due to the timing of the transaction and the preparation of this report, this unit has not been included in the indicators presented in this document. Exceptions will be explicitly indicated through explanatory notes.

- **Minerales de Occidente S.A. – Minosa (Honduras);**
- **Mineração Apoena S.A. – Apoena (Mato Grosso, Brazil);**
- **Aranzazu Holding S.A. de C.V. – Aranzazu (Zacatecas, Mexico);**
- **Aura Almas Mineração S.A. – Almas (Tocantins, Brazil);**
- **Cascar do Brasil Mineração Ltda. - Borborema (Rio Grande do Norte, Brazil).**

All information has been consolidated based on the Company's material topics, reviewed in 2024 and monitored throughout 2025, in order to align our efforts with key industry trends, providing a comprehensive overview of Aura's impacts and progress.


Relatório de
Sustentabilidade
2025
aura

We maintain an open communication channel with all our stakeholders. If you would like to learn more about us or share feedback on this report, please visit our website or our social media channels. You can also send an email to: info@auraminerals.com

SUSTAINABILITY REPORT | 2025 APPENDIX 4 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO 2025: A year of tangible progress, record operational performance and zero lost - time accidents We consolidated the strategic choices made in recent years, turning vision, culture and purpose into tangible results – with unwavering discipline, consistency and responsibility. We rigorously executed our strategic plan, achieving robust and consistent growth: we recorded annual production of 280,000 GEO; we brought Borborema into commercial production on schedule, on budget and with excellence in safety; we completed relevant strategic acquisitions, such as Era Dorada in January and Mineração Serra Grande (MSG) in December; we increased our proven and probable mineral reserves by more than 100% compared to the previous year; and we strengthened our global presence with our Nasdaq listing in July, expanding our visibility and international recognition. These milestones reflect our core principle: we do not seek growth at any cost – we seek to do things well, generating sustainable value for shareholders, communities and the environment. Message from the CEO At the same time, 2025 marked further progress in consolidating Aura 360 as the Company’s living and dynamic culture – increasingly embedded in our daily operations and recognized internally and externally as the Aura way of mining: with people at the core, genuine respect for communities and authentic care for the environment . This cultural maturity represents one of the key legacies of this transformation cycle, initiated years ago and fully realized in 2025, when we combined a robust operational strategy with a holistic vision of sustainable value for all stakeholders. Our sustainability vision has also evolved. More than simply meeting regulatory standards or external expectations, we understand that sustainability goes beyond mitigating negative impacts on the environment and communities – it is about generating tangible positive value for both . For us, sustainability is where responsibility meets innovation . Examples such as the Borborema operation, where 100 % of the water used in processing comes from reuse – withdrawn from treated municipal wastewater from the city of Currais Novos – illustrate this commitment : we do not compete for drinking water GRI 2 - 22 aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
5
SUSTAINABILITY REPORT | 2025

with communities in a semi-arid region, while also transforming previously untreated sewage into a productive resource, promoting urban sanitation and water conservation.

Another example is the Sementes da Esperança (seeds of hope) project, which creates lasting economic alternatives for communities in the post-mining phase. These are initiatives that address the present with rigor and look to the future with a long-term perspective, actively contributing to environmental regeneration and positive social development.

Dialogue with communities continues to deepen, based **on active listening and co-creation.** We invest in local workforce training, the strengthening of regional suppliers and projects that generate positive and lasting legacies in the regions where we operate. We believe that no operation can thrive if the surrounding region does not thrive alongside it. At the Era Dorada project in Guatemala, we dedicated more than **1,000 hours** to ongoing dialogue forums with communities, including weekly routines, site visits, and open spaces to clarify questions and share project details (such as the exclusive use of underground mining). These actions reinforce transparency, build trust and pave the way for responsible and shared development.

In 2025, we also strengthened our governance, controls and ethics agenda, learning from challenges and continuously evolving. We operate in countries with robust regulatory frameworks and seek to go beyond minimum requirements, because we understand that trust is built through consistency and transparency.

Looking ahead, we remain attentive to operational and regulatory risks, with an absolute focus on the safety of our people, responsible environmental management and the resilience of our assets. More than mitigating risks, we seek to strengthen our ability to adapt in a changing world.

If 2025 represented the maturation of our strategy and culture, 2026 marks the beginning of a new cycle of accelerated and responsible growth. We operate with a decentralized management model, confidence in the potential of our people and the consolidation of Aura 360 as our way of operating and we are prepared to move forward with balance: we project production between **340,000 and 390,000 GEO** in 2026, while paving the way to exceed **600,000 GEO** in the future. We will grow by generating real shared value – for shareholders, communities and the environment – building a modern, inclusive mining operation in full harmony with society and nature.

This is the path we have chosen.
And it is the path we will continue to follow.

Rodrigo Barbosa
Chairman & CEO, Aura

About Aura

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
7
SUSTAINABILITY REPORT | 2025

About Aura

GRI 2-1, 2-2

We are a gold and copper mining company driven by the collective efforts of **more than 5,000 people**, including employees and contractors, who operate with a vision that goes far beyond mining itself. When planning our projects, we always think long term and about the positive legacy we will leave beyond the life cycle of each operation.

In 2025, we maintained our focus on mining projects in the Americas, with operations and initiatives at different stages of development in Brazil, Mexico, Honduras and Guatemala.

In Brazil, we advanced both in consolidating operations at the city of Almas (state of Tocantins) and the city of Apoena, Mato Grosso, as well as in developing new projects, with the start-up of a new asset (Borborema, Rio Grande do Norte), progress in expansion projects (Matupá, Mato Grosso and Carajás, Pará), and the integration of an asset acquired in December (Mineração Serra Grande, Crixás, Goiás). In Mexico, we continued to drive meaningful gains in operational efficiency and innovation, with important advances in metallurgical recovery and process optimization. In Honduras, we maintained consistent operations, with progress in social initiatives and structured advancement in responsible closure planning, reinforcing our commitment to post-mining legacy. In Guatemala, we completed the feasibility study and advanced project development, with significant progress in building the social license to operate. To support and integrate our operations, we maintain corporate offices in Miami (USA) and São Paulo (Brazil).

We aim to grow in a responsible, innovative and sustainable manner, building today the mining we want to leave for the future.

Guided by the Aura 360 Culture, we conduct all our activities in accordance with the highest standards of environmental performance, safety and social responsibility.

MISSION
To discover, mine and deliver the most important and essential minerals that enable the world and humanity to create, innovate and thrive.

VISION
To be one of the most trusted, responsible, respected and results-driven mining companies.

VALUES
- Our people first
- Respect and Care
- Ethical Management and Innovation



Employees at Aura Almas

SUSTAINABILITY REPORT | 2025 APPENDIX 8 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO The three pillars of our sustainable growth strategy are the following: 01 STRATEGIC PORTFOLIO AND SUSTAINABLE GROWTH Ongoing evaluation of operating assets, prioritizing quality and efficiency, with investments in expansion projects. 03 RESPONSIBLE MANAGEMENT CULTURE Focus on safety, meritocracy, sustainability and high performance, promoting the development of professionals and the communities where we operate. 02 STRONG FINANCIAL MANAGEMENT Reduction of financial leverage and strengthening partnerships with financial institutions in all countries where we operate. Growth Drivers WE EXECUTE GREENFIELD AND BROWNFIELD PROJECTS Investments in new projects ( greenfield ) and the expansion of existing operations ( brownfield ) contribute to the continuity and growth of production across the countries where we operate. WE INCREASE RESOURCES AND RESERVES We prioritize the identification, evaluation and development of new mineral - rich areas, strengthening our mineral portfolio and ensuring operational longevity. THROUGH MERGERS AND ACQUISITIONS We pursue strategic merger and acquisition opportunities, integrating valuable assets and expanding the Company’s presence in the global mining sector.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
9
SUSTAINABILITY REPORT | 2025

Aura by the numbers

- **1,384** own employees
- **18%** female employees
- **67%** local employees
- **US$174.7 MM** in spending on local suppliers
- **0** lost-time accidents
- **280,414 GEO**[1] produced[2]
- **US$547.8 MM** adjusted EBITDA
- **US$1,458/GEO** AISC (*All-in Sustaining Cost*)
- **0.28x** financial leverage ratio[3]
- Production and cost *guidance* delivered as expected for the second consecutive year

Great Place To Work.

GPTW Certification

in all countries where we operate

1. GEO – *Gold Equivalent Ounce*.
2. GEO produced – Current prices; Includes Mineração Serra Grande (Dec/25)
3. Net debt divided by adjusted EBITDA

MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
10
SUSTAINABILITY REPORT | 2025

Our Sustainability Strategy

Materiality, risks and opportunities

GRI 3-1, GRI 201-2

Aura maintains the materiality matrix revised in 2024, developed based on the concept of double materiality and the main industry trends. The process considered input from internal and external stakeholders, through interviews and quantitative surveys and enabled the prioritization of the most relevant topics based on the analysis of impacts, risks and opportunities in the short, medium and long term, as well as their influence on stakeholder decision making. The full description of impacts, risks and opportunities can be found in the 2024 Sustainability Report.

Aura's Sustainability Strategy is directly structured based on the prioritized material topics. Based on this analysis, we organized our actions into pillars that reflect the main challenges and expectations related to sustainable mining, including water management, biodiversity, health and safety, community development, human rights, diversity and ethical governance. This connection ensures that the strategy is not merely a statement of intent, but guided by a consistent assessment of the critical topics for the Company's long-term continuity, promoting risk mitigation, strengthening operational resilience and generating shared value in the regions where we operate.





Contractor at Aura Almas

IFRS SUSTAINABILITY
In compliance with applicable regulations, the requirement to report in accordance with ISSB standards currently applies to Aura Almas. Throughout 2026, the necessary work to prepare for this process will be carried out, including the assessment of financial materiality, the identification and implementation of improvements and adjustments, as well as the preparation of the report for fiscal year 2026.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
11
SUSTAINABILITY REPORT | 2025


aura
ALMAS

Employee at Aura Almas

ESG strategy: Sustainable Mining

GRI 3-2, GRI 3-3, GRI 201-2

ASPIRATIONS	MATERIAL TOPIC	IMPACTS	SDG	SDG TARGETS	RGMP*
Promote environmental recovery of areas while ensuring responsible operations	**Tailings Management and Dam Safety**	• Environmental, social and economic risks due to structural failures		6.3: Improve water quality 12.4: Environmentally responsible waste management 15.1: Ecosystem conservation	8.2 – Risk management and dam safety; Waste management
	Water Management	• Water scarcity • Pollution • Efficient use		6.4: Increase the efficient use of water 12.2: Sustainable use of natural resources	10.1 – Responsible and efficient water use 10.2 – Water quality and access
	Biodiversity Impacts	• Habitat loss		15.5: Reduce degradation of natural habitats	9.1 – Biodiversity protection and environmental impact management 9.3 – Land use management
	Climate Adaptation and Mitigation	• GHG emissions • Extreme climate events • Energy transition		13.1: Strengthen climate resilience 7.2: Increase the share of renewable energy	10.3 – Climate action
Be a benchmark in operational efficiency for the sector	**Innovation, Operational Efficiency and Competitiveness**	• Adoption of new technologies • Productivity • Impact reduction		9.4: Sustainable industrial modernization 12.2: Efficient use of natural resources	8.1 and 10.4 – Operational efficiency, sustainable resource use and technological innovation
Strengthen community development and build a positive legacy	**Workforce Health and Safety**	• Safe working conditions • Accident reduction • Worker well-being		3.8: Access to health and safety services 8.8: Protection of workers' rights	4.1 – Worker safety 4.2 – Management systems 4.3 – Worker health and well-being
	Labor Relations and People Development	• Labor rights • Diversity • Professional qualification		4.4: Increase skills for work 5.5: Equal leadership opportunities 8.5: Full and productive employment	5.3 – Human rights 6.1 – Labor rights 6.2, 6.5, 6.6 – Diversity & Inclusion
	Economic Development and Community Relations	• Local socioeconomic impact • Job generation • Social investments		8.3: Promotion of productive employment 11.3: Inclusive and sustainable urban planning	7.1, 7.2 and 7.3 – Local development and community engagement
Establish a standard of excellence in ethics, transparency, and reliability	**Governance, Ethics & Compliance**	• Transparency • Corruption prevention • Corporate responsibility		16.5: Reduce corruption 16.6: Develop effective institutions	1.1, 1.2, 1.3, 1.7, 2.1 and 2.4 – Corporate governance, business ethics, anti-corruption

*Responsible Gold Mining Principles

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
12
SUSTAINABILITY REPORT | 2025

Our Production Process

The illustration below presents, in an integrated manner, the main mineral extraction, production and processing routes adopted by Aura, highlighting the different stages and possibilities involved in our operational processes. The activities and flows effectively applicable to each unit are detailed in the chapter **Our operations, growth and expansion projects**.


1
Open-pit mine
Dump truck
Drill rig
Hydraulic excavator
Underground mine
Hydrated lime
Xanthate
Aerofloat
Frother
Water
FLOTATION
BANK
COPPER AND GOLD CONCENTRATE
CLEANER
THICKENING
MOLYBDENUM CONCENTRATE
Crushed ore
Waste rock
Ore
2
CRUSHING + SILO
Water
GRINDING
THICKENING
Carbon
Cyanide
Water
HEAP LEACHING
LPG
Cyanide
Soda ash
ELUTION
ELECTROWINNING
LPG
Fluxes
SMELTING
GOLD
Tailings
Copper sulfate
Sodium metabisulfite
DETOX
TAILINGS THICKENER
FILTER PRESS
3
WASTE ROCK PILE
HEAP LEACH PAD
TAILINGS DAM
DRY STACK TAILINGS
CLICK ON THE ICONS FOR MORE INFORMATION
Key:
Mine
Hydrometallurgy
Geotechnical structures

APPENDIX 13 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO Our Production Process MOLYBDENUM RECOVERY In 2025, Aura took an important step in its commitment to implementing increasingly sustainable technologies and operations by initiating molybdenum commercialization in Aranzazu, Mexico. Molybdenum, a byproduct generated from the unit’s copper operations, was identified as a strategic opportunity to expand the Company’s product offering. Molybdenum is an essential metal in industry, widely used in the production of metal alloys and high - strength steel. Commercial molybdenum production at Aranzazu not only diversifies the unit’s revenue, but also strengthens Aura’s commitment to responsible mining practices and the circular economy. During the first months of operation, the plant achieved operational stability, with continuous improvement in recovery, reaching a recovery rate of 53.8%. The average concentrate grade has exceeded the 40% estimated in the project. US$1.9 MM Total investment 1,973 GEO 2025 production 0.9 years Payback Molybdenum Plant, Aranzazu SUSTAINABILITY REPORT | 2025

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
14
SUSTAINABILITY REPORT | 2025

Our Value Chain

GRI 2-6, 2-23, 2-24, 2-25, 2-29

Putting our people first also means valuing, supporting and maintaining close relationships with our suppliers to sustain the quality and continuity of operations.

Our supply chain primarily includes companies responsible for supplying **chemical inputs and reagents used in the production process, wear materials and industrial inputs applied in comminution and mineral processing**, as well as **fuels to support operations.** Our value chain also includes **specialized mining service** providers, such as mine movement and drilling services. This context reinforces the need for consistent qualification and monitoring processes throughout the duration of contracts.

For evaluation and contracting, we adopt formal practices based on environmental and social criteria, applicable both to the selection of new suppliers and the continuation of existing relationships.

SEE MORE IN THE INTERNAL CONTROLS CHAPTER. ›

These practices include **legal compliance analysis, requirements for environmental licenses and certifications, assessment of social responsibility, waste management, traceability, emissions control, material reuse and the adoption of cleaner technologies**; and are operationalized through structured processes such as **technical assessments, audits, continuous monitoring and qualification mechanisms (RFI/RFP).**

Regarding social criteria, prior to contracting, **suppliers must attest compliance with topics such as the prohibition of abusive practices (including child labor and forced labor), respect for labor rights and commitment to human rights regulations and the prevention of discrimination and abuse**. These commitments are set forth in the Code of Conduct and in our Human Rights Policy and are formalized contractually; non-compliance may result in penalties, including fines and, in more severe cases, termination.

Aura maintains sales agreements with certified refineries and trading companies that meet the highest standards of traceability and compliance, aligned with the *Responsible Gold Mining Principles* (WGC), the *London Bullion Market Association* (LBMA) and other applicable international standards for responsible mining.

Through this integrated value chain structure, the Company ensures that its products are delivered to customers committed to environmental, social, and governance best practices, reinforcing its vision of "generating shared value in a sustainable manner for all its *stakeholders*."

OPEN ENGAGEMENT WITH OUR *STAKEHOLDERS*

GRI 2-29

We maintain ongoing engagement with our different stakeholder groups – such as business partners, employees, governments, communities, NGOs, shareholders, investors and unions – guided by transparent dialogue, active listening and collaboration.

To this end, we rely on various corporate communication channels, such as Ethics and Whistleblower Hotlines, digital platforms, as well as in-person meetings and investor engagements. At the local level, we also have Visitor Programs, promoting access to information.

This approach allows us to better understand stakeholder expectations and support more informed decision-making, as well as the effective management of impacts, risks and opportunities.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
15

MEMBERSHIP IN ASSOCIATIONS AND ORGANIZATIONS

GRI 2-28

We believe that collaboration among organizations expands capabilities, enhances outcomes and generates lasting positive impacts. Therefore, we maintain an active presence in mining industry associations and in initiatives that promote responsible practices and sustainable development.

Brazilian Association of Mineral Research Companies (ABPM): Brings together companies dedicated to mineral exploration in Brazil.

Brazilian Mining Association (ANM): Represents the interests of mining companies in Brazil.

Brazilian Mining Institute (IBRAM): Represents the mining industry in Brazil and promotes the sector's sustainable development.

Women in Mining: Promotes the participation and advancement of women in the mining industry.

World Gold Council (WGC): Promotes gold as a strategic asset and a responsible and accessible supply chain.

Gartner, Inc.: Provides access to strategic information and market insights to support technology decisions and drive innovation.

UN Global Compact: Aura declares its support for the principles and incorporates them into its governance, policies and decision-making processes.


Office at Aura Almas

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
16
SUSTAINABILITY REPORT | 2025

Our Operations, Growth and Expansion Projects

GRI 2-1

Our portfolio is focused on gold and copper production. Revenue from gold sales accounted for approximately 73% of the Company's total revenue in 2025, while revenue from copper and gold concentrate sales accounted for the remaining 27%. In addition, among the three pillars supporting our sustainable growth strategy is the **continuous evaluation of operating assets**, prioritizing quality and efficiency in growth and expansion projects.

We reaffirm our commitment not to develop new operations in areas recognized as *World Heritage Sites*, respecting their environmental, cultural and social significance.


CLICK ON THE ICONS FOR MORE INFORMATION
Operations
Growth projects
Expansion projects
Corporate offices
Miami
(FL | USA)
Aranzazu
(ZAC | MEXICO)
Era Dorada
(JU | GUATEMALA)
Minosa
(CP | HONDURAS)
Tolda Fría
(CAL | COLOMBIA)
Carajás
(PA | BRAZIL)
Borborema
(RN | BRAZIL)
Matupá
(MT | BRAZIL)
Almas
(TO | BRAZIL)
Apoena
(MT | BRAZIL)
Serra Grande
(GO | BRAZIL)
São Paulo
(SP | BRAZIL)

What Drives Us

MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
18
SUSTAINABILITY REPORT | 2025

Aura 360 Culture

GRI 3-3

Aura 360 Culture is the foundation that underpins how the Company thinks, makes decisions and operates every day. More than a set of guidelines, it represents our management model and the way we translate purpose into results.

Created in 2017 and continuously enhanced over the years, Aura 360 Culture reflects a broad and responsible perspective on the impacts and benefits of our operations – from the safety and development of our workforce, to the care for communities and the environment and the sustainability of the business.

This model is expressed through a mandala that integrates **stakeholders, values and practices**, reflecting in a visual and tangible way the pillars that guide our strategy. By placing **people at the core of decision making**, we promote an environment of respect, dialogue and development, ensuring that the Company's growth is driven by ethical, inclusive and transparent relationships.

Through it, we conduct our operations with high standards of safety, integrity and social and environmental performance, while delivering consistent financial and economic results through innovation and operational efficiency.

Our **decentralized management** model promotes autonomy in local decision-making, strengthening operational agility, while continuous investment in leadership development seeks cultural alignment, strategic consistency and long-term sustainable growth.

Aura 360 Culture guides not only innovation in management, but also how we approach and advance the sustainability of our business, encouraging behaviors aligned with our values and driving collective development.


Environmental
Environmental
E
Social
S
G
Governance
Governance
COLABORADORES
PESSOAS EM PRIMEIRO LUGAR
Saúde
Segurança
Confiança
Transparência
Meritocracia
COMUNIDADE E MEIO AMBIENTE
RESPEITO E CUIDADO
Visão de Futuro
Legado Positivo
Parceria
Comunicação
Integração
COMPANHIA
GESTÃO ÉTICA E INOVAÇÃO
Protatividade
Questionamento
Diversidade
Agilidade
Simplicidade
Aprendizado
aura 360

Aura 360 Culture also supports and translates our sustainability strategy by integrating environmental, social and governance (ESG) aspects, ensuring that value creation remains aligned with strategy across all business decisions.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
19

Innovating to Generate Sustainable Value

GRI 3-3

Innovation is a foundational element of Aura's strategy and a core part of **Aura 360 Culture**. More than the adoption of new technologies, for us, innovating means continuously fostering improvements in processes, services and ways of working, promoting the generation of positive impact for people, communities and the environment.

For Aura, innovation is any new, improved or different initiative that generates measurable impact – economic, social, environmental or strategic. This approach allows innovation to take place at different levels, from continuous improvements to transformational and disruptive initiatives.

As part of this strategy, Aura has the **Programa Inova – Ideias que movem a Aura** (Inova Program – ideas that move aura), a global initiative that guides and drives innovation management across all Company units and consolidates innovation as a structured, participatory process aligned with the business strategy.

The Inova Program adopts a **funnel model for initiatives**, ensuring focus, transparency and effectiveness in the selection, prioritization and implementation of ideas. Proposals go through stages of maturity, from idea generation to implementation and results evaluation and are consistently recorded and monitored on a digital idea management platform.

Previously sourced externally, in 2025 this platform began to be developed internally to ensure greater alignment and consistency with the principles and values of Aura 360.

The program's governance involves different roles:

- **Performance areas**, as guardians of the methodology;
- **Managers and leaders**, as sponsors of the innovation culture;
- **Idea owners and leads**, responsible for the development and execution of solutions;
- **The Operational Excellence and Innovation Department**, responsible for defining global strategies and ensuring integration across units.

This structure ensures that innovation is managed with the same rigor applied to safety, operational performance and sustainability management.

Project Evolution

Inova Program


78
289
649
1,128
1,751
78
211
360
479
>30%
623
2021
2022
2023
2024
2025
Total ideas submitted
Total ideas implemented


Innova
Ideas que
mueven
a Aura
Programa Innova
Aranzazu
aura

The **Inova Program** was designed to foster a culture of creativity, proactivity and continuous improvement, connecting ideas to value generation. The program is aligned with **Aura 360** values and promotes the participation of both employees and contractors, reinforcing innovation as a collective effort.

MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
20
SUSTAINABILITY REPORT | 2025


INOVA
Inova Program in Borborema


Innova
Inova Program in Aranzazu

Innovation in Practice: Results Across Our Operations

In 2025, a range of initiatives developed under the Inova Program demonstrated how embedding innovation into day-to-day operations can drive meaningful gains in operational efficiency, cost optimization, sustainability and safety.

Among the highlights are **low-cost, highly scalable** solutions developed by our own teams, such as:

- Implementation of composting and circular economy systems at Almas;
- Logistics optimization and CO_2 emissions reduction at Apoena;
- Improvements to human-machine interfaces to enhance safety and operational efficiency at Borborema;
- An Integrated Operations Center and Artificial Intelligence solution enabling real-time integration between mine and plant, supporting faster decision making and reducing operational impacts at Aranzazu;
- Solutions to optimize and reduce water consumption at Borborema, including the reuse of water from air conditioning systems, improvements in the efficiency of road wetting to reduce consumption, installation of automatic faucets and mitigation of evaporation losses in dikes through solutions such as floating cover cells.

Advanced automation and digitization initiatives also stand out, such as the automation of mineral processing at Aranzazu **(Automet)**, which integrated statistical data analysis, artificial intelligence algorithms and advanced process control. In just six months of operation, the initiative delivered **approximately 16% savings in process input costs** and improvements in metallurgical recovery, with **increases of 1.4% in copper, 1.7% in gold, and 2.3% in silver** – reinforcing operational efficiency and data-driven decision-making.

In parallel, strategic cost and spend management continues to be a core pillar of this journey toward innovation and operational excellence, particularly given that Aura's product prices are market driven. In 2025, a structured *spend analysis* was conducted as part of the **Global Strategic *Sourcing* Program**, with support from an external consultancy firm, identifying opportunities for more coordinated and strategic procurement across operations. The program design began in November and involves all units, fostering synergy and collaboration, with corporate acting as facilitator and guide and with plans to expand to dozens of input categories in 2026.

Throughout 2025, cost efficiency initiatives generated savings of US$45.6 million for Aura.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
21
SUSTAINABILITY REPORT | 2025

Aura Hackathon: Collaboration That Drives Impact

As part of the 2025 Culture Initiatives, Aura held the **Hackathon Aura – Soluções que Transformam o Dia a Dia** (solutions that improve everyday operations), an initiative designed to enable broader and more continuous participation across the organization.

The Hackathon brought together multidisciplinary teams, offered training in agile methodologies, provided specialized mentoring, and included *pitch-style* presentations – reinforcing values such as **collaboration, proactivity and shared learning**. Winning ideas will move forward to implementation, expanding the program's impact in the short and medium term.


aura
HACK ATH
aura
ova
aur
ACK ATH
K ON
aur

Employees at Hackathon event, Almas

The training broadened our perspective on organization, standardization and collaboration, showing how structured methodologies make processes more efficient and agile in solving problems, while also preparing the team for the hackathon with a focus on teamwork and results.



Brenda Kelly Matias da Silva, PCP Intern, Borborema

Technology Infrastructure

This innovation agenda is directly connected to the Company's broader technology evolution. In 2025, Aura made progress in data automation and digital integration across its value chain, connecting geology, mining and biodiversity through digital applications and artificial intelligence, positioning the Company for a new level of efficiency and competitiveness.

In this context, key highlights include:

- Modernization of data architecture and platforms (*Databricks*);
- Strengthening of cybersecurity through the Security Operations Center (SOC);
- The Digital Guardians Program, focused on *Anti-phishing* training and awareness for all Aura employees.

DATA CAPABILITIES AND CULTURE

As we understand that technological innovation ultimately depends on people, Aura launched structured capability-building initiatives, such as the **Data and AI Immersion**, Journey, one of the pillars of the Inova Program (**Inova *Academy***), focused on developing analytical skills, a digital mindset and proactive innovation capabilities. The program was structured in modules covering **Introduction to Data, Data *Warehouse* Modeling in *Databricks*, Data Querying with SQL in *Databricks* and *Data Storytelling* , culminating in a Data Analytics Certification.**

These initiatives reinforce the role of employees as active agents of digital transformation, contributing to the Company's advancement in data maturity, innovation and performance.

Our people

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
23

Our people

GRI 2-7, 2-8, GRI 3-3, GRI 404-2

At Aura, people are at the core of our sustainability vision. They are the driving force behind Aura 360 Culture and strengthen the connection between management, governance and engagement with stakeholders, including the communities where we operate.

To ensure alignment around a shared purpose, Aura 360 Culture is supported by Culture Workstreams and recurring rituals, which help translate our strategy and listening and diagnostic processes into practical actions in day-to-day operations.

Culture Workstreams are structured as a set of initiatives designed to embed Aura 360 Culture across our units. Based on an **agile methodology (define the problem, start small, learn by doing, scale and implement improvements)**, the governance model establishes clear roles and monitoring routines, including regular team meetings and three global sessions to present results. Progress across the workstreams is tied to leadership variable compensation (profit sharing).

Each year, the Culture Workstreams to be prioritized are defined based on the evolution of prior-year results, the business strategy and employee engagement survey outcomes.

In 2025, a total of **14 projects were carried out and selected results are presented throughout this report.**


aura
ALMAS
Employee at Aura Almas

SUSTAINABILITY REPORT | 2025 APPENDIX 24 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO Listening processes Definition of priority topics Culture workstreams Formation of multidisciplinary teams Rituals Action plans, implementation and follow - up Culture Workstreams in 2025 • Safety for Supervisors; • Recognition; • Aura 360 Culture for contractors; • 360 evaluation cycle; • Internal opportunities marketplace; • Feedback; • Internal mentoring; • Technical training for the local workforce; • Experience exchange; • Innovation; • New project playbook; • Positive legacy; • Social impact; • Family integration. Aura 360 Culture Workstreams • Creates and safeguards space for experimentation • Supports without executing on behalf of the team • Coordinates focal points, delegating activities and monitoring deliverables • Seeks benchmarks and best practices related to the topic • Executes workstream actions within their BU • Seeks benchmarks and best practices related to the topic • Recommends improvements and adjustments CLICK HERE FOR MORE INFORMATION aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
25
SUSTAINABILITY REPORT | 2025

Aura 360 Culture for Contractors

In 2025, a Culture Workstream focused on strengthening Aura 360 Culture among partners was implemented. The objective was to reinforce behavioral alignment, cultural integration and the practical incorporation of the Company's values into the day-to-day activities of partners operating within our sites. The workstream focused on adapting language, channels and tools to operational audiences, promoting greater ownership of Aura 360 Culture and its mandala in daily routines.

The initial phase included a diagnostic assessment to evaluate awareness, understanding and practical application of Aura Culture among partners and contractors. The survey reached **1,366 respondents** across all operating units.

The results showed that **72% of respondents were familiar with Aura's cultural principles**, highlighting the need to strengthen communication, engagement and the ability to embed the culture in day-to-day practices among third-party audiences.

Key actions implemented included:

- **Launch of "M Day,"** an initiative designed to **integrate Aura 360 Culture into individual routines**, strengthening the connection between mandala behaviors and daily activities;
- **Dissemination of the culture and mandala through visual materials**, such as **stickers**, to support memorization, recognition and adoption of expected behaviors;
- **Adaptation of communication for operational audiences**, using more accessible and practical language to improve clarity and alignment with operational realities.

At year-end, a new diagnostic assessment showed progress in awareness and adoption of expected behaviors, with 97% of respondents reporting that they know how to apply Aura 360 Culture and its mandala to guide their day-to-day actions, indicating greater maturity and internalization of cultural concepts.



97%
of respondents (contractors from partner companies) reported knowing how to apply Aura 360 Culture and its mandala to guide their day-to-day actions.

WATCH THE VIDEO ILLUSTRATING "M DAY" AT MINOSA

Employees and outsourced workers at Almas

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
26
REPORT | 2025


Great Place To Work.
Certificada
SET 2025-SET 2026
Brasil
aura
Employee at Borborema

The evolution of the Culture Workstreams has reinforced improvements in listening channels and organizational climate in 2025. For the second consecutive year, we were recognized in all countries where we operate as a *Great Place to Work* (GPTW). Among the positive developments compared to 2024 is a significant increase in employee participation in the survey, rising from 73% to 84%, reinforcing confidence in the survey process and in the improvement actions to be implemented. Among the highlights identified in the survey is a 4 percentage point increase in satisfaction compared to 2024 in the favorable response rate at the Aranzazu unit in Mexico.

Some practices – initially introduced through Culture Workstreams or structured programs – have become established as recurring rituals within Aura 360 Culture, helping to keep our identity alive and strengthen the sense of belonging, especially in a decentralized management environment.

HIGHLIGHTS INCLUDE:

Quarterly Dialogues

We ensure transparency and alignment across all employees with the Company's strategy. In 2025, we held more than 15 sessions across all our operations.

15 sessions

Leadership Engagement Sessions

We strengthened active listening and transparency between leadership and frontline teams. We held 38 sessions connecting unit leaders and more than 400 employees.

38 sessions **400** employees



Family Engagement Events

We recognize that integration should extend beyond employees to include their families – who represent their primary support system. We expanded engagement with families through events and site visits. Throughout 2025, eight events were held, bringing together 845 participants.

8 sessions **845** people

Volunteer Program

We strengthened our commitment to the social development of the communities where we operate through the direct engagement of our employees in volunteer initiatives. In 2025, we carried out more than 9 initiatives, reaching approximately 1,500 people.

9 initiatives **1,500** people

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
27

Sou Aura 360

The "Recognition" workstream was created in 2025 based on feedback and action plans derived from the 2024 employee engagement survey. As a key outcome, the team developed the SOU AURA 360 (I am Aura 360) program, a recognition and awards initiative aimed at employees who embody Aura 360 Culture in their day-to-day practices. Through voting across units and employees, three professionals per unit were recognized, each representing one of the mandala pillars: Ethical Management and Innovation, Our people and Respect and Care.

The initiative is expected to become an established ritual starting in 2026, reinforcing the Company's recognition efforts.



Receiving this recognition is a great honor, especially because it comes from a vote by fellow employees. It reinforces that we are on the right path in strengthening our culture and investing in a clear narrative about who we are, where we come from and where we are going. We believe that a strong culture is the foundation for sustainable results and for building the future we want.

Alexandre Goldsmid,
Communications Manager, São Paulo

aura
360° MINING



I felt very honored to receive the Sou Aura 360 recognition, especially because it came from colleagues I work with every day. This award reinforces the importance of acting ethically, collaborating and continuously seeking innovation to improve our processes. I receive this recognition with great gratitude and as motivation to keep contributing to the Borborema team.

Kesia Karine Lima Santos,
Administrative Assistant, Borborema

The Sou Aura 360 recognition reinforces that we are building a genuine culture, guided by respect and care for people. Aura 360 Culture is our compass, guiding behaviors and decisions in everyday work and showing that small actions make a difference. This award represents more than an individual achievement – it confirms that when we put people at the core, we generate positive impact and build a legacy that goes beyond results.

Edilson Lira Medeiros,
Communications and Communities Manager, Almas

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
28
SUSTAINABILITY REPORT | 2025


Employees at Aura Almas

Development & Recognition

At Aura, valuing people begins at the **entry point** and is strengthened through a structured journey of development and internal opportunities. The Company attracts and develops talent through programs such as **trainee** and **internship** initiatives, managed in a decentralized manner by the units and aligned with a global strategy, as well as through the **Internal Opportunities Marketplace**, which encourages mobility and career growth within the organization. In 2025, **13** trainees joined the Company and **21** managerial positions were filled through internal mobility.

In addition, the **Young Apprentice Program** in Brazil is one of the most established ways to create first-job opportunities and accelerate young people's entry into the workforce – especially in rural and remote areas, where access to structured professional experience is often limited. At Aura, the program includes a development journey and internal growth opportunities. In Almas, more than 25 young people have already completed the program, **with a 95% retention rate among graduates.**

Development is supported by tools and initiatives such as the **360 Cycle**, which structures the feedback culture and enables the mapping of competencies, the definition of training priorities, and the acceleration of future leader development, supported by methodologies such as the **nine-box** model. In 2025, **385 employees** participated in the 360 Cycle (an increase of approximately **30%** compared to 2024), in addition to leadership participation in **workshops, courses and targeted development programs**, such as **"Lidera+"** in Borborema, **"Líder de Ouro"** (golden leader) in Minosa and the **"Purpose Development Journey"** in Almas – initiatives focused on strengthening culture, engagement and management practices.

I have been with the Company for just over a year and, during this time, I participated in the ***Golden Leader program****, which was fundamental to my professional development and my growth as a leader at Minosa. The modules on leadership, performance management, emotional intelligence and change management strengthened my interpersonal skills and teamwork. The exchange of experiences with colleagues from different areas was especially enriching and directly contributes to performance that is more aligned with Aura's objectives.*



Dinorá Mendonça, Accounting Coordinator, Minosa

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
29
SUSTAINABILITY REPORT | 2025

As a result of our people development strategy, **80% of officers and 37% of managers were promoted internally** in 2025. In this context, an internal mentoring program was also implemented, connecting senior professionals and early-career employees to foster knowledge sharing and prepare future leaders, **with 24 participants in a pilot project** and expansion planned for 2026.

Stories such as that of Fernanda Duque, who joined as a trainee and advanced to the position of Mine Operations Manager, reinforce Aura's culture of recognition and continuous development, based on trust, performance and real opportunities for growth:

I joined Aura as a trainee, full of ambition and eager to learn. Today, taking on the role of Mine Manager – and being the first woman to hold an operations position – represents not only my professional growth, but also the impact of a journey built on trust, learning, support and hard work.



Fernanda Duque,
Mine Operations Officer,
Borborema

Employee Growth (direct and indirect)

GRI 2-7; GRI 2-8

Employees/ Year	2023	2024	2025
Direct	1,258	1,406	1,384
Indirect	3,150	4,978	3,959

360 Feedback: processes and examples


40
87
135
129
135
218
297
385
2018
2019
2020
2021
2022
2023
2024
2025
Total employees evaluated

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
30
SUSTAINABILITY REPORT | 2025


aura
Employee at Aura Almas

Compensation and Benefits

GRI 2-19, 2-20, GRI 201-3, GRI 401-2

We adopt a **total compensation** approach that integrates **base salary and performance-based variable compensation**, aligning the interests of the Company and its employees while contributing to operational efficiency and value creation.

We offer a **comprehensive fringe benefits package** across all units, including leave, private pension plans, insurance, health and dental insurance and meal and food allowances, with certain benefits extended to part-time or temporary employees. In our Brazilian operations and corporate offices, we offer a **supplementary private pension plan**, under which employees may elect to contribute a percentage of their compensation, with the Company matching contributions in an equal amount, in accordance with the plan's terms.

Compensation and benefits policies are established through a structured process and methodology, based on market benchmarking and stakeholder dialogue, and are approved by the Corporate Governance, Compensation and Appointment Committee, in alignment with the Company's strategy and market best practices.

We follow principles of **pay equity, with minimum compensation levels defined in accordance with collective bargaining agreements and market benchmarks**. We monitor the relationship between the lowest salary paid and the local minimum wage, without gender-based distinction, in compliance with collective agreements and applicable legislation in the countries where we operate.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
31
SUSTAINABILITY REPORT | 2025

Health and Safety: Our Priority

GRI 3-3, GRI 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7

Protecting life, preserving health and promoting a safe working environment guide Aura's activities across the organization. These principles are embedded in the corporate strategy and reflect the Company's ongoing commitment, across all operations, to the physical integrity and well-being of its employees and business partners.

We maintain the **Aura Integrated Management System** (SIGA in the Brazilian acronym), which establishes guidelines, responsibilities and processes focused on accident prevention, risk mitigation and the promotion of occupational health. The system is aligned with international mining industry best practices, including recommendations from the *International Council on Mining and Metals* (ICMM), the Brazilian Mining Institute, the *World Gold Council* and ISO 14001 and ISO 45001 standards, as well as applicable legal requirements in the countries where Aura operates.

To ensure the effectiveness of **SIGA**, we conduct internal audits across operational units to verify legal compliance, adherence to internal procedures, and the implementation of corporate safety standards. In addition, all employees undergo mandatory onboarding training, including formal knowledge assessments, in order to ensure understanding of health and safety requirements and protocols from the outset of their employment.

In operational areas, preventive management is reinforced through **regular inspections, safety talks and behavioral approaches**, which contribute to strengthening the culture of prevention and ensuring consistent compliance with established standards. For partner companies, Aura adopts an ongoing evaluation process to verify compliance with legal and regulatory requirements, as well as safety best practices.

Accident Indicators

Accident Indicators Year	2023		2024		2025	
	Employees	Outsourced workers	Employees	Outsourced workers	Employees	Outsourced workers
No. LTI[1]	0	2	1	0	0	0
LTI Rate	0.00	0.29	0.31%	0.00	0.00	0.00

1. LTI: *Lost Time Injury*

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
32
SUSTAINABILITY REPORT | 2025

As a result of a Culture Workstream implemented in 2024, we maintained and expanded the systematic monitoring of deviations related to the **Life-Saving Rules**. These rules reflect our core premise for preventing high-severity accidents and strengthening a culture of **operational discipline**, applied consistently across all critical activities in our operations.

The **Life-Saving Rules** establish non-negotiable behaviors that must be strictly followed by direct employees and contractor personnel, guiding the safe execution of activities and reducing exposure to minor, serious or fatal risks. In 2025, the program remained structured around eight core rules.

The management of incidents and deviations – whether associated with these rules or not – is conducted through a **structured and standardized approach**, including systematic recording, consolidation, and analysis of information. All accident events, whether involving people or property damage, are discussed monthly at the **Corporate Health, Safety and Environment (HSE) Committee**, strengthening **evidence-based decision making**, guidance for preventive actions and continuous process improvement.

As part of best practices adopted across all units, the **Major Risk Management Program** uses the *bow-tie* methodology to identify, classify and manage the most severe risks Through this process, we defined **six critical risks** that have been managed in a standardized manner since 2024.

LIFE-SAVING RULES

- Strict prohibition of working under the influence of alcohol or drugs;
- Rigorous control of hazardous energy;
- Safe operation of machinery and equipment;
- Safety in lifting operations;
- Safe operation of mobile equipment and transport vehicles;
- Safety in confined space activities;
- Safety in working at height;
- Management of geotechnical risks in pits, underground mines and stockpiles.

SIX RISKS

- Electric shock;
- Falling or overturning of materials during handling and lifting;
- Crushing/entrapment by moving parts;
- Vehicle and equipment rollovers;
- Underground mine fires; and
- Traffic accidents during commuting.



Employee at Aura Almas

SUSTAINABILITY REPORT | 2025 APPENDIX 33 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO These milestones were made possible by our decentralized management model, which enables each unit to adapt and implement preventive actions, programs and initiatives according to its specific context. These best practices are shared and may be adopted by other units as appropriate. Another highlight of 2025 was investment in training, particularly for local leadership. As a result of two Culture Workstreams, all units expanded technical safety training modules for coordinators and field supervisors and implemented Aura 360 Culture training for contractor personnel. In 2025 , the maturity of Aura 360 Culture, with its Our people value, was also reflected in our safety indicators . WE ACHIEVED ANOTHER YEAR WITH ZERO LOST - TIME INJURIES ACROSS ALL OUR UNITS. AT ARANZAZU AND MINOSA, WE CELEBRATED THREE CONSECUTIVE YEARS WITHOUT LOST - TIME INJURIES. AT BORBOREMA, THERE WERE NO LOST - TIME ACCIDENTS, INCLUDING THROUGHOUT THE CONSTRUCTION AND RAMP - UP phase. In São Paulo, we held the HSE Managers Meeting, bringing together leaders from different units in a key moment to strengthen the safety culture and consolidate an integrated HSE approach across Aura. More than a technical alignment, the meeting was designed as a space for dialogue and connection, aimed at building trust, encouraging collaboration and reinforcing a shared sense of responsibility – operating as “one team,” with joint accountability for prevention, learning and continuous improvement. The agenda addressed strategic priorities such as advancing SIGA, next steps to enhance process standardization and consistency, and the evolution of incident analysis tools and performance monitoring through the environmental indicator dashboard, reinforcing a proactive, data - driven approach focused on sustainable results. Employees at Borborema

SUSTAINABILITY REPORT | 2025 MESSAGE FROM THE CEO ABOUT AURA WHAT DRIVES US OUR PEOPLE GOVERNANCE & RISK MANAGEMENT APPENDIX 34 ENVIRONMENTAL PERFORMANCE ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE We seek to ensure the well - being and mental health of all our employees and contractors. To this end, we combine corporate guidelines with programs tailored to the realities of our operations. At a global level, we develop initiatives focused on the prevention of chronic diseases, stress management, mental health, and the prevention of alcohol and drug use, widely communicated through educational campaigns and informational materials across our sites. These actions are supported by the structured identification of health risks and by the integration between occupational health and people management. At Aranzazu, the mental health agenda was further strengthened through a dedicated campaign linked to the World Suicide Prevention Day, including lectures for employees and contractors and discussions on topics such as the concept of mental health, major conditions, depression, suicide and workplace impacts. The initiative reached 186 employees and complemented annual visual health campaigns (including the distribution of 85 prescription safety glasses), as well as the administration of 573 vaccine doses against A Holistic Approach to People VIDEO TESTIMONIAL BY YOVANI ESCOBAR 10:40 I have worked for more than 10 years as a nurse at the Minosa clinic, caring for employees and neighboring communities. Over the years, the improvements implemented have enabled us to provide higher - quality care, free of charge, to approximately 11,000 people annually, including pregnant women and cases requiring referral to regional hospitals. Yovani Escobar, nurse, Minosa influenza, pneumococcus and measles, carried out in partnership with the local healthcare system. At Minosa, Honduras, we expanded and strengthened the operations of two medical units maintained by Aura in the districts of San Andrés and Azacualpa providing care to employees, their families and the surrounding community, including the free provision of medications, even for high - complexity treatments.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
35
SUSTAINABILITY REPORT | 2025


equilibrio
aura
aura


aura
ALMAS

Programa Equilíbrio, Almas

At Almas, the **Programa Equilíbrio (balance program)**, launched at the end of 2024 and expanded throughout 2025, has become one of the leading examples of **Aura's integrated approach to well-being, connecting body, mind and spirit in a practical and continuous way.** By engaging employees and their families, the initiative strengthens a culture of care and serves as a pillar for quality of life and prevention, encouraging healthy habits and actions focused on physical and mental health.

The program includes nutritional consultations and follow-up, transportation to medical centers for employees, their families and partner companies, sports activities and monitoring from the time of hiring. In 2025, there were more than **300 nutritional consultations** with **over 500 people** participating in health, sports and leisure activities. Beyond the internal stakeholders, the Programa Equilíbrio also expands its reach through open initiatives such as **charity runs and sports tournaments**, promoting well-being and health awareness across the broader community.

The Programa Equilíbrio is a space for personal growth that goes beyond physical activity, offering a welcoming, community-driven environment. From the moment I joined, I felt at home – building connections and receiving thoughtful guidance from the instructor, who pays close attention to every movement. The program has improved my coordination and strengthened my endurance, stability and confidence. It challenges us to push beyond our own limits and shows us that those limits are often self-imposed. The instructor plays a key role, bringing deep expertise and a genuine commitment to supporting each participant.

Adelayne Toribio
Family member of an employee, Almas

SUSTAINABILITY REPORT | 2025 MESSAGE FROM THE CEO ABOUT AURA WHAT DRIVES US OUR PEOPLE GOVERNANCE & RISK MANAGEMENT APPENDIX 36 ENVIRONMENTAL PERFORMANCE ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE In 2025, Aura continued to advance its diversity, equity, and inclusion (DEI) agenda, focusing on building an environment where individuals feel safe, respected and valued, regardless of gender, sexual orientation, race, age, disability, social and economic background, beliefs or nationality. This progress was driven by a combination of local initiatives and a new global guideline, supported by corporate policies, communication campaigns and the Ethics and Whistleblower Hotlines . As an indicator of progress in internal perception, the Great Place to Work (GPTW) survey showed that 85% of employees reported feeling able to be themselves in the workplace, reflecting advances in building a more inclusive and open organizational culture. Also in 2025, Aura became a sponsor of Women In Mining (WIM) Brazil, an association dedicated to promoting and supporting the inclusion of women in the mining industry. In addition to this sponsorship, our operations outside Brazil also participate in WIM initiatives in their respective countries, connecting employees and strengthening diversity efforts across the regions where we operate . Progress in female representation was significant over the period. In Borborema, in the state of Rio Grande do Norte, the share of women in leadership positions – managers and coordinators – increased from 12% in December 2023, at the start of the unit’s construction, to 28% in December 2025. At Apoena, women currently hold 18% of leadership positions. This performance earned the unit, for the third consecutive year, recognition as a benchmark in gender diversity, with the Empresa Amiga da Mulher (women - friendly company) Award granted by the local organization Conexão Salto Alto. Among the initiatives implemented and recognized are: A Lactation Support Room, maternity uniforms, distribution of sanitary products, return - to - work support after maternity leave, as well as events such as the Aura Apoena Women’s Month Walk and Papo de Mina (women in mining talks). In Mexico, Aranzazu was also recognized for promoting women’s participation in the mining sector, receiving the WIM Gold Certification and the Socially Responsible Company certification (ESR). The latter was awarded for the third consecutive year, further reinforcing external recognition of its social and inclusion practices. These advances reflect Aura’s commitment to fostering safe and inclusive workplaces, grounded in respect and the appreciation of differences, recognizing that diverse teams strengthen organizational culture, drive innovation and contribute to more sustainable results. Diversity & Inclusion GRI 3 - 3, GRI 405 - 1 Employee at Aura Almas

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
37

VETA Program – Women's Comprehensive Development

A key example of recognizing women's leadership across different areas in 2025 was the launch of the **VETA Program** at Minosa, Honduras. The program originated from a roundtable discussion held on International Women's Day, bringing together employees and senior leadership from the unit.

"VETA" means a gold vein in Spanish. A mineral-rich formation within rock. It serves as a tribute symbolizing the potential within every woman in the mining industry.

Following this exchange, the program was structured to go beyond isolated training initiatives, aiming at strengthening participants' well-being, leadership and personal and professional confidence. VETA was designed as an ongoing and transformative experience, connecting women with themselves, the Company and their sense of purpose.

The program is built on three main pillars: **a comprehensive development plan** addressing professional growth as well as emotional, physical and social well-being; **the creation of a distinct identity, represented by the VETA name and logo,** symbolizing women's potential in mining; **and an action roadmap** with monthly activities, including in-person workshops, mentoring spaces, reflective dialogues, and inspiring sessions with internal and external female leaders.

Since its launch – on International Women's Day in Mining – VETA has become an active network for women's development. In 2025, the program included 76 participants, including employees, contractors and service providers, fostering experience-sharing, stronger connections and collective learning. Among the initiatives carried out, highlights include activities focused on **self-awareness, female leadership, work-life balance, financial education, holistic health and strengthening women's roles in their communities.**

Among the events held, a key highlight was the panel "Women and Allies for Territorial Development," presented by Ana Juárez, CEO of WIM Central America. The initiative, which brought together 85 participants, connected our stakeholders with a national network of women, demonstrating how female participation in mining transforms realities and expands the positive impact of the industry.

As a direct outcome of the dialogue fostered through VETA, a **Lactation Room** was implemented at the unit, reinforcing Aura's commitment to a more supportive workplace aligned with employees' needs.




VETA

"Women and Allies for Territorial Development" Event, Minosa

SUSTAINABILITY REPORT | 2025 APPENDIX 38 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO The VETA program creates a space for growth, learning and connection among women across our organization. By offering dedicated moments focused on self - care, holistic health and awareness, it reinforces the idea that taking care of oneself is also a form of leadership. Initiatives like this reflect our commitment to building an environment that values well - being, development and women’s leadership. Celeste Maricela Cruz, Human Resources Analyst, Minosa Launch of the VETA Program, Minosa

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
39

We are society

GRI 2-25, GRI 413-1

Active listening and co-creation are at the core of how we engage with the communities where we operate. In 2025, the **continued evolution of the Aura 360 Culture was reflected in expanded dialogue channels, a stronger focus on hiring and developing local workforce and the rollout of training and education programs. We also stepped up our social investment strategy through incentive-based projects** leveraging Brazil's tax incentive framework to allocate a portion of corporate income tax (under the Lucro Real regime) to support public-interest initiatives. Our goal is to create **positive social impact by fostering social and economic empowerment in the regions where we operate – building a legacy that extends well beyond the life cycle of our assets**. That is the lasting impact we strive to deliver.

In addition to the Ethics Channel, Aura maintains **dedicated community engagement channels across all its operational units, managed by community relations specialists.** These channels – available by phone and/or email, depending on each operation – are designed to ensure ongoing, accessible and transparent dialogue with stakeholders in the regions where we operate. All inquiries and feedback are formally logged, assessed and addressed in accordance with corporate guidelines, with the goal of providing appropriate responses and, where applicable, remediating identified impacts.

As part of its continuous improvement efforts, Aura is evaluating the implementation of a structured Ombudsman system for its operations in Brazil, with rollout expected beginning in 2026.

OUR SOCIAL IMPACT

929 local employees

43% local procurement, totaling US$174.7 million

150 local entrepreneurs trained through the supplier development program in Brazil

US$1.8 million invested in social initiatives and

US$601,000 in local infrastructure

More than **700** community-focused **initiatives** delivered



Suppliers from the Borborema Unit



San Andrés Foundation



Aura Fair in Almas

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
40

Dialogue as a Foundation for Social License

The Era Dorada (EDO) Project is located in a region historically sensitive to mining activity, marked by high levels of environmental concern – particularly around water resources – and a predominantly critical public narrative toward the sector. This context translates into elevated risk perception, strong expectations for transparency, and high standards for both the quality of dialogue and the distribution of local benefits. When Aura acquired the project, it began operating in an environment characterized by low levels of social trust and questions regarding the project's alignment with local priorities. Addressing this scenario required a consistent, long-term approach focused on rebuilding social legitimacy and steadily advancing the project's Social License to Operate. This included explicitly acknowledging local concerns and adapting the project to reflect the expectations of communities within its area of influence.

The strategy prioritized structured dialogue and active listening as the foundation of engagement with communities and other local stakeholders. This approach included clear, accessible and ongoing communication about the project, its potential impacts, mitigation measures and social and economic opportunities, as well as the incorporation of local perspectives into key project decisions.

Key elements of this approach include prioritizing underground mining as a lower-impact alternative, promoting local hiring and regional supplier engagement and establishing permanent channels for public information and community support. At the same time, the project advanced a narrative grounded in cultural proximity, respect for local dynamics, environmental and social responsibility and shared value creation – helping reduce tensions and laying the groundwork for a more constructive and collaborative relationship with the region.

Among the best practices that now structure social management and community engagement, the following stand out:

- The implementation of Community Development Roundtables as formal, structured and verifiable platforms for dialogue, prioritization, and participatory decision making related to social investments, commitment tracking and ongoing information exchange between communities and the Company;

- The development of a traceable social management system, covering the registration of commitments, agreements, and community concerns, along with continuous monitoring of local perceptions – totaling more than 1,000 hours dedicated to community engagement in 2025;

- Openness to voluntary third-party audits in social and environmental areas, reinforcing transparency, institutional credibility, and alignment with Aura Minerals' policies;

- The creation of Casa Aura, designed as a permanent hub for information, public engagement and community capacity-building, expanding access to technical, operational and institutional information related to the project.

Taken together, these initiatives have contributed to expanding public access to information, strengthening structured dialogue channels and reducing space for misinformation and distrust. As a result, the project has progressed from an initially high-sensitivity context to a structured and measurable process of building trust, strengthening social legitimacy and advancing shared territorial governance – establishing a more solid foundation for responsible and sustainable long-term development.

Building trust with communities is not just part of our work – it is the foundation for mining to generate real, lasting and shared value for the region.



Otmar Morales,
Country Manager,
Aura Era Dorada

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
41
SUSTAINABILITY REPORT | 2025

Education & Workforce Development

In 2025, we expanded our efforts by investing in partnerships to strengthen both technical training and basic education, tailored to the specific needs of each region. In Almas, training programs covered areas such as digital literacy, industrial production chain, mining technology and electromechanics. These initiatives were delivered primarily in partnership with the Brazilian National Industrial Training Service (SENAI), as well as the Tocantins State Department of Education. In total, **301 individuals completed the programs,** of whom **43 were hired by Aura and 15 by partner companies.** These results reinforce the Company's commitment to building local capabilities, improving employability and supporting the social and economic development of the communities where we operate.


MINERAÇÃO
TOMAZ SALUSTINO S/A

In Borborema, one of the highlights was the **Sementes do Saber (seeds of knowledge) literacy support program.** The initiative supports **30 students** from grades 6 through 9 at Justino Dantas Municipal School, providing additional instruction in Portuguese and mathematics. Classes were held twice a week between May and December and were led by the school's own teachers. By the end of the school year, students showed measurable improvement in their academic performance.

> *It is very rewarding for the school, the students and the e ntire administration to see this recognition. It is a truly meaningful initiative that promotes learning and provides academic support, especially for students who need it most.*
>
> **Maria Eloisa,**
> student at Justino Dantas Municipal School

> *We are very pleased to welcome this important initiative from Borborema. It is fully aligned with our 2025 education priorities, particularly in addressing learning gaps.*
>
> **Priscilla Miguel,**
> Municipal Secretary of Education, Currais Novos, Rio Grande do Norte. Brazil

At the Aranzazu and Minosa operations, education initiatives focused on strengthening learning conditions and supporting school retention within local communities. Actions included **improving educational infrastructure and resources, encouraging academic achievement, supporting student mobility and fostering closer connections between communities and mining activities.** These efforts contribute to human capital development and expand access to educational opportunities across the regions where we operate.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
42
SUSTAINABILITY REPORT | 2025

Entrepreneurship and Economic Inclusion

GRI 413-1

Supporting **local entrepreneurship** is a core element of Aura's regional development approach. Our initiatives are grounded in understanding **each community's economic profile, building partnerships and delivering targeted programs for workforce and supplier development.**

We continue to foster entrepreneurship and strengthen local economies by increasing procurement from local suppliers while providing training and technical support – driving sustainable socioeconomic development across the regions where we operate.

Across our operations in Brazil, we advanced in the **development of local suppliers** through structured programs designed to enhance competitiveness, drive innovation and align local businesses with responsible ESG and sourcing practices. These initiatives were carried out in partnership with organizations such as the Euvaldo Lodi Institute (IEL in Brazilian acronym), the Brazilian Micro and Small Business Support Service (SEBRAE in Brazilian acronym) and regional institutions, combining in-person and online training on topics including business and financial management, procurement, quality, sustainability, social responsibility and compliance. In Apoena (Mato Grosso), the program included a formal selection process with integrity requirements and reserved 10% of slots for women-led businesses. In Borborema (Rio Grande do Norte), the Lapidando Talentos & Minerando Negócios (shaping talent & mining opportunities) initiative introduced a structured learning pathway, with the potential for participants to be onboarded into the supplier registry. In Almas (Tocantins), micro and small businesses participated in a nine-month training cycle, with 15% of slots reserved for women-led enterprises, along with the opportunity to join the supplier base upon completion. In total, 150 local suppliers participated in these initiatives, reinforcing the Company's commitment to developing local value chains, promoting business diversity and strengthening the social and economic fabric of the regions where we operate.



Supplier Development Program, Borborema

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
43

In 2025, Minosa advanced initiatives focused on supporting women's entrepreneurship. One example was the **Aromatic Candle Workshop,** developed in partnership with the San Andrés Foundation, which provided **24 hours of technical training** to **15 women** from surrounding communities and was led by a certified instructor.

Another highlight was the **Oro y Sabor** project, part of the Comunidades Prósperas (prosperous communities) program, which engaged **13 women** from the San Andrés, Azacualpa and San Miguel districts in 2025. The program offered training modules on entrepreneurship, microbusiness management and technical skills in baking and pastry making.

In Almas, we hosted our first **local producers' fair at the site**, in partnership with the municipal government and the Rural Development Institute of Tocantins. Two editions were held throughout 2025, increasing the visibility of local farmers and artisans from the surrounding area and strengthening connections with the local supply chain. A total of 20 exhibitors from two neighboring municipalities participated, with the opportunity to showcase and sell their products directly to employees. The initiative contributes to local economic diversification, promotes regional culture and strengthens relationships among the community, local government and the Company.


SENAR

Local Producers' Fair in Almas



Oro y Sabor Project, Minosa

APPENDIX 44 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO Respect for local culture and regional identity, along with initiatives that promote sports and health, were also part of the support provided by our operations in 2025. The Borborema unit advanced the Capoeira Project , part of the second phase of the Vem pra Roda program, carried out in partnership with São Francisco Municipal School. The initiative offered weekly classes and workshops for approximately 21 children between the ages of 6 and 14, focusing on physical, emotional and social development, while also promoting cultural appreciation within the community. As a way to strengthen engagement and connection, Aura maintains an Open Doors program at some of its operations. The program offers guided visits to site facilities, including presentations on operational processes and safety and sustainability practices. In Almas (TO) alone, more than 240 visitors – including students, teachers, local leaders, producers, families and members of the press – visited the site in 2025. Culture, Belonging and Community Connection Children participating the Capoeira project in Borborema SUSTAINABILITY REPORT | 2025

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
45


CASA AURA
CENTRO CULTURAL

More than 2,000
visitors in 2025

Opening of Casa Aura in Aranzazu

Casa Aura

In Mexico, Aranzazu opened Casa Aura, a **space open to the local community designed to promote cultural and educational activities.** The space also serves as a **museum**, featuring items donated by community members that help tell the story of local mining.

Throughout the year, Casa Aura welcomed more than 2,000 visitors and made a meaningful impact by offering cultural, educational and recreational activities aligned with our values of inclusion and sustainable development.

Highlights included **arts and culture workshops** engaging both children and adults in **activities such as reading, painting and crafts,** providing opportunities for expression and learning. In addition, Casa Aura hosted awareness campaigns tied to key dates such as **Earth Day** and **World Environment Day**, featuring environmental education talks, photo exhibitions and outdoor activities such as birdwatching and guided visits to local natural areas.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
46



Toy donation at CRAS, Almas

Volunteer Work

In 2025, Apoena expanded its efforts to strengthen ties with the local community through the **Aura do Bem volunteer program.** Designed as an ongoing initiative, the program brings together social, educational and environmental actions and has reached around 1,000 children over the year, becoming an important driver of local impact.

On special occasions such as Christmas and Easter, employees organized internal donation drives and actively participated in activities alongside local organizations. At the beginning of 2025, more than 500 toys were donated to the Social Assistance Reference Center (CRAS, in Brazilian acronym), which hosted recreational activities for over 200 children. During Easter, approximately 900 boxes of chocolate were distributed to children supported by CRAS, Lar das Crianças, the Association of Parents and Friends of People with Disabilities (APAE, in Brazilian acronym) and Hotelzinho Arco-Íris.

In June, employees also joined the Red June blood donation campaign at the collection center in the city of Cáceres, state of Mato Grosso. This initiative reinforces the program's connection to public health and community support.

In July, the program organized a morning of activities with students from APAE in the municipality of Pontes e Lacerda, state of Mato Grosso, including games, sports and shared moments of interaction. Employee participation continues to strengthen the collective spirit behind the initiative.

> *Aura do Bem goes beyond volunteering – it creates a real connection of empathy and care between the Company and the community. Our employees engage with purpose, dedicating their time and energy to help build a more inclusive and supportive environment.*
>
> **Fanuel Medeiros,**
> Human Resources, Communications and Community Relations Manager, Apoena


aura

SUSTAINABILITY REPORT | 2025 MESSAGE FROM THE CEO ABOUT AURA WHAT DRIVES US OUR PEOPLE GOVERNANCE & RISK MANAGEMENT APPENDIX 47 ENVIRONMENTAL PERFORMANCE ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE From Mining to a “Seed of Hope” Looking beyond the life of the operation, Minosa in Honduras is investing in initiatives aimed at leaving a lasting positive legacy, with a focus on new economic opportunities and strengthening local capabilities for the post - mining future. One example is the Semillas de Esperanza (Seeds of Hope) Project . Launched by the San Andrés Foundation – the social arm of the Honduras operation – the initiative promotes sustainable social and economic development through the cultivation of three grape varieties and the future production of wine . The project supports a broader effort to diversify the local economy and expand opportunities for the community . This is the first step in a transformation we are building for the Minosa region and for Honduras. We are committed to creating a more prosperous future for all, acting with respect and care for both the community and the environment and leaving a positive legacy. Pamela Alejandra Sarmiento Pineda Community Relations Manager, Minosa Seeds of Hope Project, Minosa

SUSTAINABILITY REPORT | 2025 MESSAGE FROM THE CEO ABOUT AURA WHAT DRIVES US OUR PEOPLE GOVERNANCE & RISK MANAGEMENT APPENDIX 48 ENVIRONMENTAL PERFORMANCE ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE The project was implemented on a one - hectare area within the unit’s tailings facility – an area used for the controlled disposal of non - economic rock and soil. It includes an initial investment of approximately US$1 million over five years and is structured in two phases: research and development, followed by industrial - scale production. Between 2024 and 2025, 1,440 grapevines were planted and the project achieved an 84% success (survival) rate in 2025. Currently, four community members are employed in maintenance activities, including agronomic management, plant care, pruning and other operational tasks within the pilot project. The second phase is already underway, with an additional 4,000 seedlings expected to arrive from Chile. At the same time, approvals are being pursued to test seedlings sourced from Italy. The first pilot wine production is expected to take place in 2026. Seeds of Hope Project, Minosa

Environmental performance

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
50

Environmental performance

Through integrated environmental management aligned with Aura 360 Culture, we work to ensure **legal compliance, mitigate impacts, use natural resources efficiently and generate shared value in the regions where we operate**, considering all phases of our operations' life cycle.

All operations and projects have dedicated environmental licensing management in place and strictly comply with all applicable conditions, reinforcing the Company's commitment to regulatory compliance and environmental protection. We also conduct periodic audits and reviews to support continuous improvement of processes and the advancement of environmental practices.

The Corporate Health, Safety and Environment (HSE) Committee, composed of senior executives, regularly monitors action plans and reviews key performance indicators at both the corporate and operational unit levels. In addition, local HSE Committees conduct in-depth reviews of environmental performance.

Our decentralized management model also allows each operation to prioritize projects and initiatives based on local conditions, helping to minimize impacts. In 2025, progress on key initiatives – such as the start of operations at the Borborema unit, the strengthening of circular economy practices in Almas (see Soil Remineralization Project) the continuation of native forest preservation and restoration efforts in Aranzazu, the Cyanide Code recertification in Apoena and the Seeds of Hope Project in Minosa – reinforced Aura's commitment to responsible, efficient and resilient mining in the face of environmental and climate challenges.



Employee at Aura Almas

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
51
SUSTAINABILITY REPORT | 2025



Water quality monitoring, Almas

Water

GRI 3-3, GRI 303-2

Water management remains a priority for Aura, particularly in regions facing greater climate and water stress. The Company has continued to advance initiatives aimed at reducing reliance on external water sources and improving water-use efficiency through recirculation, reuse solutions and integration with sanitation-related initiatives, all in line with applicable regulations and standards.

These efforts include ongoing investments in optimizing water intake, enhancing reuse systems and monitoring water quality, in compliance with applicable regulations, industry best practices and corporate environmental and social guidelines.

In 2025, we achieved water recirculation rates exceeding 92% in our processing operations.

We operate with strong technical discipline and social and environmental responsibility, ensuring that all activities comply with applicable standards, regulations and legal requirements, as well as environmental licenses and their conditions. In order to ensure compliance with quality parameters and regulatory limits, we carry out continuous monitoring and systematic operational controls, including periodic environmental analyses and tracking of critical indicators. This approach reinforces our commitment to continuous improvement, incident prevention and the adoption of best practices for effective and transparent environmental management.

For Aura, water is an essential resource not only from an operational standpoint, but also as a critical input for the health and well-being of communities. For this reason, we also actively support local water security by backing initiatives that expand access to and improve the quality of this resource.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
52

For example, in Era Dorada we partnered with FUNCAGUA, an independent federal institution, to conduct water quality monitoring and make information available to the public, including measurements taken outside our direct area of influence. In parallel, initiatives are underway to expand water access in local communities, including improvements to storage systems and infrastructure.

In Aranzazu, we support actions aimed at water supply and the maintenance of community systems, including well support, repairs and pipe replacement, as well as equipment donations and water transport solutions to meet local needs – reinforcing our commitment to sustainable development and regional resilience.

In 2025, our units also carried out awareness and environmental education initiatives focused on water, linking water stewardship to public health and responsible resource use.

In Almas, for example, a joint initiative with public authorities and municipal schools included an educational walk and a public lecture on water conservation and dengue prevention, connecting the topic to broader environmental education efforts.



SUSTAINABILITY REPORT | 2025

Employee at Aura Almas

SUSTAINABILITY REPORT | 2025 MESSAGE FROM THE CEO ABOUT AURA WHAT DRIVES US OUR PEOPLE GOVERNANCE & RISK MANAGEMENT APPENDIX 53 ENVIRONMENTAL PERFORMANCE ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE Borborema WWTP – Innovation Driving Development From the outset, water was treated as an absolute priority in the project. It would not have made sense to develop an industrial operation competing with the local population for a resource that is already scarce. The alternative was to structure the entire operation to run exclusively on reused water, aligning operational feasibility with social and environmental responsibility. While simple in concept, the solution required a high level of engineering and institutional coordination. Through a partnership with the Rio Grande do Norte Water and Sanitation Company (CAERN in the Brazilian acronym), we began capturing domestic wastewater from the municipality of Currais Novos, ensuring its full treatment and reuse in mining activities . Wastewater Treatment Plant (WWTP), Borborema The start of operations at the Borborema unit not only marked a key milestone in our expansion plan, but also represented, in practice, our commitment to producing in a sustainable way. The Borborema unit is located in the heart of the Seridó region of Rio Grande do Norte, in the municipality of Currais Novos, a region marked by significant water stress, where water takes on strategic importance for people’s survival and for any economic activity. It was within this context that we brought together innovation and our commitment to sustainability, advancing a solution that is unprecedented in the sector: the implementation of a mining operation that runs without consuming fresh water, avoiding any impact on the local community’s water supply. This initiative earned Aura recognition as Mining Company of the Year 2025 in the ESG – Mid - Tier category.

APPENDIX 54 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO No groundwater, river water or stream water is used. All water supplied to the operation comes from urban wastewater, which undergoes advanced treatment including reverse osmosis and multiple purification stages. The result is a closed and efficient cycle that connects urban sanitation to the industrial process in a safe and sustainable way. Currently, the facility is fully operated by our team, which transports approximately 70 cubic meters of reused water per hour over 27 kilometers of pipeline to the processing plant. When Aura began operating, the municipality relied only on basic wastewater screening, with no effective treatment. Today, in addition to eliminating the discharge of untreated effluents into local water bodies, all collected volume is properly treated, generating a clean and viable resource for industrial use. The project required an investment of approximately R$45 million. The agreement signed with CAERN follows the life of the mine, with the possibility of extension depending on reserve expansion and production growth. The model has transformed an environmental liability into a productive input, contributing to the advancement of innovative approaches in mining. SUSTAINABILITY REPORT | 2025

SUSTAINABILITY REPORT | 2025 MESSAGE FROM THE CEO ABOUT AURA WHAT DRIVES US OUR PEOPLE GOVERNANCE & RISK MANAGEMENT APPENDIX 55 ENVIRONMENTAL PERFORMANCE ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE Biodiversity management is embedded in Aura’s Environmental Management System and is guided by strict compliance with environmental laws and regulations, licensing requirements and the adoption of international best practices in the mining sector. This approach is implemented through structured actions in planning, monitoring, mitigation, recovery and environmental compensation, with a focus on habitat conservation, restoration of native vegetation, and the promotion of a positive environmental legacy in the regions where we operate. At the operational units, these guidelines translate into practical initiatives aligned with local conditions. In Borborema, our environmental commitment goes beyond water management. Outside the operational area, we maintain a farm dedicated to reforestation and to addressing desertification processes in the region. In this space, we produce seedlings used both in the environmental recovery of the mine itself and in restoration projects in surrounding degraded areas, establishing the site as a regional hub for vegetation restoration. In Mexico, in addition to environmental monitoring programs, we develop environmental awareness Biodiversity GRI 3 - 3, GRI 304, SASB EM - MM - 160a.1 and education initiatives focused on valuing local fauna and flora. These actions include birdwatching activities and educational exhibitions that reinforce community awareness of the importance of biodiversity conservation. In 2025, in celebration of World Environment Day, the unit held a photographic exhibition at Casa Aura featuring semidesert flora and fauna, along with environmental awareness talks. As part of environmental recovery efforts, a reforestation initiative was also carried out with the planting of 450 native pine trees and an investment of US$12,200 was made to build a nursery aimed at strengthening the propagation of native species. Keeping the post - closure legacy of the asset in mind, the unit has been making steady progress in reforesting the surrounding area. Areas that previously formed part of the operational plant now make up a green belt of more than 1.2 hectares, demonstrating the gradual transformation of the territory and the commitment to environmental recovery. A total of 28,643 lechuguilla plants, a native species of the region, were planted for reforestation purposes, with the objective of continuing the environmental closure of an area that was previously part of the processing operations. This represents 30% of the total area to be reforested. Recovered area in Minosa aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
56

Aura is committed to rehabilitating 100% of the areas impacted throughout the life cycle of its operations. In Minosa, we have already achieved **44% of areas recovered**, equivalent to **66.64 hectares** under regeneration, including young **pine and oak** forest formations. As part of this strategy, we follow the principle of enhanced forest replacement: **for every tree removed, six are planted**, totaling more than **350,000 trees planted and maintained.**

This progress is supported, among other factors, by the structure of the **unit's forest nursery**, which has the capacity to produce approximately **20,000 seedlings per year** and is also used in partnership with the community through collaboration with the community group "Las Cruzitas," focused on revegetating spring areas and sites susceptible to erosion during the rainy season – with Aura responsible for managing and donating the seedlings used in these activities.



In the same nursery, we maintain the only orchidarium in Honduras, focused on preserving 23 species of orchids at risk of extinction. Before any intervention involving tree removal or management, we carry out the rescue of these species, which are then cared for and later reintroduced into rehabilitated areas, reinforcing our strategy for the rescue and reintroduction of sensitive flora in environmental recovery processes. All these initiatives reflect ongoing investments, with approximately US$2 million already allocated to environmental mitigation projects and US$2.5 million to reforestation projects.

At the Almas unit, 2025 actions include environmental education initiatives directly connected to regional biodiversity. During the period, we carried out **a planting initiative in the unit's environmental offset area, in partnership with students from the Almas agricultural school.** In this initiative, approximately 300 native seedlings, **produced in the operation's own nursery,** were planted, integrating environment and community and strengthening the practical application of classroom learning.

Also in 2025, we established a partnership with the Zoology Museum of Palmas, in the state of Tocantins to carry out activities for employees and the school community, including an **exhibition of taxidermy animals typical of the Cerrado** and educational discussions on biodiversity preservation, habitat loss and the need to preserve ecosystems in this biome.

In Apoena, in addition to similar environmental education campaigns, the unit's forest nursery has the capacity to produce 33,000 seedlings, which are used for reforestation of degraded areas, internal programs and donations to communities. In addition, during Environment Week, courses were offered on seedling production and native plant cultivation, along with the donation of more than 350 seedlings.



Minosa Orchidarium

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
57
SUSTAINABILITY REPORT | 2025





Environmental Footprint Program, Apoena

Waste Management

GRI 3-3, GRI 306-1, 306-2, GRI 413-2 | SASB EM-MM-150a.10

Aura manages waste through a **Solid Waste Management Program** that establishes guidelines for operational control and best practices at every stage – from generation to treatment and final disposal – seeking to ensure **environmental compliance, traceability and continuous improvement across all operations.**

In 2025, we continued to advance waste management practices with a focus on **source reduction, traceability and environmentally appropriate disposal.** In order to support this, we rely on structured control and monitoring processes, emphasizing **circularity and material recovery**, always in compliance with applicable legal requirements in each country where we operate.

As part of this process, we adopted **digital forms and platforms** for the systematic recording of waste generation, segregation, weighing, and disposal, complemented by **internal and external audits** and the use of specialized third-party companies for waste management and disposal (including co-processing and energy recovery for specific streams).

In Apoena, we launched the **Na Pegada Ambiental** (environmental footprint) Program. The program aims to promote regular waste collection in operational and administrative areas, engaging direct employees and partners in monthly cleanup efforts. The initiative is directly linked to the adoption of sustainable practices and aligned with the principles of the 5S methodology. These efforts take place on a monthly basis and have already delivered tangible results, with more than 3,000 kg of waste collected at the site, demonstrating increased employee awareness of environmental management, as well as progress in waste management, cleanliness, organization and the prevention of environmental risks.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
58
SUSTAINABILITY REPORT | 2025

Management Hierarchy and Circular Economy

GRI 306-2, 306-4, 306-5

We classify our waste as **hazardous** and **non-hazardous** and direct recyclable materials (paper, plastic, scrap metal, cables, used lubricating oil), organic waste (composting), and hazardous/contaminated waste (such as cyanide packaging and hydrocarbon-contaminated soils) to **co-processing or controlled disposal.** At the same time, part of the non-destined waste is segregated for **reuse or commercialization** (for example, used lubricating oil, wood, aluminum and scrap).

In 2025, the main recovered waste streams included **used lubricating oil, wood from cyanide packaging, chemically treated contaminated metals, scrap metal, paper/cardboard, plastics, cables and electrical wires, as well as organic waste recovered through composting**, reinforcing the guideline of circularity whenever technically feasible.

Aura is committed to continuously advancing innovative solutions for waste management, generating opportunities for new businesses and circular economy practices. In 2025, Minosa developed a method for **transforming organic waste into natural fertilizers**, linking this solution to the closure of operating assets.

The fertilizer has been used to support the recovery of degraded areas, integrating environmental and reforestation initiatives in areas that will no longer be used in the production chain.

A similar solution has been in place for some time in Apoena. Organic waste generated in administrative and operational areas is properly segregated and directed to an internal, controlled biological decomposition system. The resulting compost is used as a soil conditioner in green areas and in environmental recovery initiatives at the site, and is also distributed to employees and communities during environmental education campaigns promoted by the unit.

In Aranzazu, the team has also initiated a study to reinsert part of the tailings into depleted underground mine galleries (*backfill*), aiming to reduce the volume sent to tailings storage facilities and promote internal reuse. The use of tailings as *backfill* contributes to **mine stability**, supports the **recovery of mined areas** and reduces contamination risks, while also **decreasing the need for natural resources** in the construction of new containment and waste disposal structures, promoting **circular economy** practices.

In this context, it is worth highlighting that the Era Dorada project was conceived from the outset under this same philosophy, incorporating engineering solutions focused on resource optimization, maximizing internal material reuse and systematically reducing environmental impacts. This approach is fully aligned with global best practices in circular mining, which prioritize the integration of operational performance, sustainable tailings management, and environmental resilience throughout the entire life cycle of the asset.

In Almas, the construction of a **composting facility** for the treatment and reuse of organic waste from the cafeteria and third-party companies is already in the planning stage. By combining dry material (from shredded vegetation clearing) and wet material (food waste), the initiative is expected to generate approximately **500 kg of organic compost** for use in internal environmental actions and to support local gardens through donations.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
59



Soil Remineralizer Project, Almas

Soil Remineralizer Project

In 2025, Almas advanced the **Remineralizer Project,** an initiative aimed at transforming a mineral byproduct from the operation – **rock powder** – into a **sustainable agricultural input** for soil remineralization in soybean crops.

The work comprehensively assessed the agronomic potential of the material, its environmental safety and food safety aspects, combining **greenhouse experiments and field trials at commercial scale.** Different application rates and management conditions were tested, with analyses of their effects on plant development, soil quality and parameters related to food safety, with a focus on soybean grains.

The results indicated consistent and promising evidence, especially regarding the food safety of the product, with data supporting **the feasibility of agricultural use under controlled conditions.** At the same time, the analyses identified opportunities for improvement to achieve full alignment with applicable technical requirements and to safely advance the classification and registration process with the Brazilian Ministry of Agriculture, Livestock and Food Supply.

From an agronomic standpoint, specific positive effects were observed (vigor and growth, particularly during the vegetative stage). In 2026, Aura will continue **strengthening the program** – expanding assessments across different soil types, application rates, and management strategies – with the goal of consolidating an even more robust technical and regulatory dossier for submission and registration of the product as a soil remineralizer.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
60

Energy

GRI 3-3; GRI 302-1, 302-3 | SASB EM-MM-130a.1

Aura adopts practices to promote **continuous improvement in energy performance**, with a focus on **reducing consumption** and increasing **operational efficiency**, seeking to minimize environmental impacts associated with energy use across its operations.

Where available, our operations prioritize the use of energy from renewable sources. In Aranzazu, Mexico, we ensure the availability of renewable energy through contracts and agreements with power producers and with the government, which is responsible for operating the national distribution grid.

At this same unit, a structured energy efficiency program is scheduled for implementation in 2026. The initiative will include the engagement of a specialized company to carry out a technical and behavioral assessment, identifying improvement opportunities and recommending technological solutions. The areas under evaluation include adopting more efficient motors, expanding automated systems for intelligent equipment shutdown and assessing technologies available in the market that may contribute to greater energy efficiency in operations.



Employees at Almas

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
61

Greenhouse Gas Management

GRI 3-3 | SASB EM-MM-110a.2

In the gold mining context, greenhouse gases (GHGs) are generated mainly by the combustion of fossil fuels in equipment and transport machinery and in energy generation for the processing stage. To mitigate this impact, the Company has been implementing several strategies, both operational and long-term.

Emissions Intensity Evolution

GRI 305-4

	2023	2024	2025
Emissions intensity (tCO_2e)	0.348%	0.476%	0.517%

01 GHG (GREENHOUSE GASES) MONITORING AND INVENTORY
Aura conducts regular GHG emissions inventories across its units as part of a comprehensive environmental risk management approach. This practice ensures compliance with local and global regulations and provides more effective emissions control, enabling the identification of improvement opportunities and the implementation of corrective actions.

02 TRANSPORTATION SOLUTIONS
Aura has been implementing initiatives aimed at increasing logistics efficiency and reducing fossil fuel consumption. The main actions include optimizing transportation routes, reducing average distances traveled, and renewing the operational fleet with more modern, efficient and less emission-intensive equipment. For example, in Apoena, smaller-capacity trucks were replaced with larger models, allowing higher volumes to be transported with proportionally lower diesel consumption per ton moved, in addition to operational gains in productivity and cost efficiency.

03 ADOPTION OF EFFICIENT TECHNOLOGIES AND PROCESSES
In order to reduce its emissions, Aura has been investing in low-carbon technologies, such as the use of renewable energy and improved efficiency in the use of resources such as water. For example, Borborema uses 100% reuse water from treated wastewater and rainwater in its operations, minimizing the consumption of raw water and, consequently, emissions associated with the use of water resources.

04 USE OF TAILINGS AND CIRCULAR ECONOMY
Aura implements circular economy practices, such as the use of tailings in concrete production and the soil remineralization project using rock powder, reducing the need for disposal and environmental impact. These initiatives not only contribute to reducing GHG emissions but also support the conservation of natural resources and strengthen the Company's social and environmental legacy.

05 RENEWABLE ENERGY
Aura conducts periodic assessments of supply conditions, including the analysis of opportunities to purchase energy from renewable source providers whenever technically feasible. This approach seeks to balance operational efficiency, cost predictability, and environmental performance, gradually contributing to the reduction of indirect emissions associated with energy consumption.

These actions reflect Aura's commitment to sustainability and to reducing greenhouse gas emissions, aligning with industry best practices and global expectations for more responsible mining.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
62
SUSTAINABILITY REPORT | 2025

Management of Geotechnical Structures

GRI 3-3

The management of geotechnical structures is a material topic for Aura, given its relevance to operational integrity, environmental protection and the safety of people and communities. We maintain and operate structures such as **tailings dams and stacks, waste rock piles, leach pads and open-pit and underground mines,** supported by structured risk controls and verification routines.

All geotechnical structures currently in operation are managed **in compliance with applicable local regulations** and in pursuit of **international best practices,** supported by periodic assessments and a preventive risk management approach.

Regarding **legacy dams nearing the end of their useful life,** we have been working to **restore and rehabilitate these areas** with the objective of minimizing any potential risk to the environment and nearby communities.

This is the case at the Aranzazu Unit, where **1.2 hectares** have already been rehabilitated. The **environmental rehabilitation** of tailings disposal areas includes **restoring native vegetation, controlling erosion, and managing stormwater,** ensuring that rehabilitated areas can be safely and sustainably reintegrated into the local ecosystem.

We currently operate tailings dams and stacks in **Aranzazu, Apoena, Almas, and Borborema, as well as a leach pad in Minosa,** all of which have up-to-date safety protocols, audits and emergency plans in place.

TO LEARN MORE ABOUT OUR STRUCTURES AND MANAGEMENT SYSTEMS, PLEASE REFER TO THE INDICATORS APPENDIX.


aura
Employee at Aura Almas

SUSTAINABILITY REPORT | 2025 MESSAGE FROM THE CEO ABOUT AURA WHAT DRIVES US OUR PEOPLE GOVERNANCE & RISK MANAGEMENT APPENDIX 63 ENVIRONMENTAL PERFORMANCE ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE Governance and Responsibilities Geotechnical governance combines local and corporate resources: each unit has dedicated geotechnical engineers, there is a corporate manager responsible for the topic, and the HSE Committee reviews the safety status of structures on a monthly basis at the board level. For operating tailings dams, Aura adopts international best practices, such as having an Engineer of Record and monthly reviews by an independent external consultant, as well as periodic stability declarations (semiannual) issued by independent specialized firms. In addition, each operating tailings dam has an Emergency Action Plan for Mining Dams (PAEBM in Brazilian acronym) in place. This is a key instrument that consolidates risk scenarios, response protocols and preventive and emergency actions into a single document, aiming at mitigating risks and protecting the lives of potentially affected communities. The operating dams were designed by specialized engineering firms and constructed using the downstream raising method, which is recognized for prioritizing structural safety. Each structure has an operating manual that defines routines such as instrumentation readings, level control, field inspections and preventive maintenance guidelines. Data generated through instrumentation and inspections are consolidated and analyzed monthly by independent consulting firms, which issue compliance reports reviewed by the HSE Committee. This process supports proactive decision making and reinforces operational discipline as the foundation of geotechnical performance. The Company uses a combination of online monitoring (Sentnel platform) and satellite monitoring, with data related to geotechnical structures made Operations and Operational Discipline available on a platform, enhancing traceability and response time. We use SIGBAR as our dam management system, consolidating information into reports presented to senior leadership and tracking the status of recommended actions, reinforcing that observed stability must be sustained through the consistent execution of these actions over time. At the corporate level, management is also supported by internal monitoring systems, with reporting to senior leadership and follow - up on action plans when necessary, reinforcing consistency in control and governance of the topic. All operating tailings dams maintain emergency plans aligned with their risk classification and potential consequences, with periodic reviews in line with regulatory requirements and industry best practices. Employee at the Almas Dam

SUSTAINABILITY REPORT | 2025 APPENDIX 64 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO In line with internal guidance to reduce exposure to new conventional structures, Aura is developing studies for the disposal of dewatered tailings in projects such as Borborema (Rio Grande do Norte), Matupá (Mato Grosso), and Era Dorada (Guatemala), with the potential to eliminate the need for new dams and reduce water consumption in processing. In addition to routine operations, the Company is advancing the decommissioning and closure of non - operational dams in Aranzazu, including stabilization projects, revegetation studies, environmental recovery and water quality monitoring, aiming at restoring these structures to conditions similar to the surrounding environment. In 2025, two Geotechnical Workshops were held in Honduras and Mexico. We brought together consultants and designers to exchange insights on international best practices, emerging monitoring technologies and strategies to strengthen structural and environmental safety, as well as the implementation of progressive closure of structures. As a result of this strategic and technical direction, the Basic Design for the Progressive Closure of Minosa’s geotechnical structures was developed in 2025, following international mining guidelines and best practices and marking steady progress in the closure schedule. Prevention, Exposure Reduction & Continuous Improvement Seminar on Dams, Apoena

Governance & risk management

SUSTAINABILITY REPORT | 2025 APPENDIX 66 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO Governance & risk management In 2025, Aura reinforced governance as one of the pillars of its sustainable growth plan, with a focus on capital discipline and the responsible management of impacts throughout the life cycle of its operations. As a publicly traded company, with Brazilian Depositary Receipts listed in Brazil and, more recently, on the Nasdaq (USA), Aura maintains robust practices aligned with international standards, combining a decentralized management model – anchored in the maturity of the Aura 360 Culture – with corporate oversight mechanisms and controls designed to ensure consistency, integrity, and responsiveness across multiple jurisdictions and diverse operating contexts. Training in Almas aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
67
SUSTAINABILITY REPORT | 2025

Governance Structure

GRI 2-9, 2-10, 2-11, 2-12, 2-13, 2-16, GRI 3-3

Aura's corporate governance is led by the **Board of Directors,** the highest body for strategic decision making and oversight, supported by two advisory committees – the **Corporate Governance, Compensation and Appointment Committee** and the **Audit Committee.** The Board is composed of six non-executive members, the majority of whom are independent, and its Chair does not hold an executive role in the Company, reinforcing the separation of roles and independent oversight of management.

In 2025, the Board of Directors and the Executive Board worked to further integrate strategy, performance and sustainability, with governance guided by policies, guidelines and objectives, as well as the monitoring of economic, environmental and social indicators. The appointment and evaluation process for members follows criteria of competence, diversity and transparency, considering industry experience, a sustainability perspective and the ability to engage with stakeholders. This approach strengthens decision making and the management of critical mining sector topics across different regions.

Impact management and compliance are carried out by specialized teams that structure strategies, monitor performance and report periodically to governance bodies. This process is designed to ensure traceability of decisions, responsiveness to relevant incidents, oversight of audits when necessary and alignment with applicable legal and regulatory requirements, with transparency and consistent execution across units.

Operational, health, safety and environmental matters are regularly discussed in internal forums, including the monthly Executive Health, Safety and Environment Committee and weekly meetings between Operations Officers and the COO, where risks, critical concerns and key performance and production topics may be escalated when necessary. In addition, C-level members meet with the Board of Directors to deliberate on internal matters and required approvals in accordance with the Company's Bylaws.


BOARD OF DIRECTORS
CHAIR / CEO
ADVISORY COMMITTEE
Audit Committee
Corporate Governance, Compensation and Appointment Committee
COO
CFO
Head of People, Communications and ESG
Chief Operational Excellence, Digital & Innovation Officer
Chief Project & Construction Officer
Chief Technical Services Officer

BOARD OF DIRECTORS COMPOSITION

CHAIR
Paulo Carlos de Brito

BOARD MEMBERS
Bruno Mauad
Paulo Carlos de Brito
Paulo Carlos de Brito Filho
Pedro João Zahran Turqueto
Richmond Fenn
Stephen Keith

MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
68

Ethics & *Compliance*

GRI 3-3, 2-23, 2-24, 2-27, 410-1

Ethics is treated as one of our core values and is the foundation of our relationships with employees, suppliers, investors, governments and communities.

In 2025, Aura maintained a **zero-tolerance policy for non-compliance** with laws and regulations and strengthened its integrity program, structured through corporate policies and internal regulations, with the **Code of Conduct** serving as the primary reference document for ethical guidelines. Each year, all operations and administrative offices – including direct and indirect employees and suppliers – participate in mandatory Code of Conduct training, ensuring broad dissemination of information and access to the document for all relevant audiences.

The integrity system includes, among others, policies on **Human Rights**, **Anti-Bribery and Anti-Corruption**, **Donations and Sponsorships** and **Investigations**, approved by the Board and aligned with international frameworks, including the **Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, and the *World Gold Council principles*** (including the *Responsible Gold Mining Principles* and the Conflict-Free Gold Standard). This alignment guides corporate conduct and stakeholder engagement across the value chain, strengthening the management of integrity and reputational risks in complex operating and expansion environments.

The Company also implemented an annual compliance communications plan, providing for the deepening of key topics throughout the year – with particular emphasis on the Anti-Bribery and Anti-Corruption Policy as part of the ongoing reinforcement of the organization's ethical culture.

Conflicts of interest are addressed through established guidelines and disclosure and prevention mechanisms, including a self-declaration form and bylaw provisions at the Board level (for example, voting restrictions and limitations on participation in discussions in cases of conflict of interest). In 2025, the requirement to complete the conflicts of interest form was extended to additional audiences (corporate functions and unit leadership), strengthening preventive controls and the traceability of potential conflicts in the Company's decisions and processes.

The recent acquisitions of the Mineração Serra Grande (Goiás) and Era Dorada (Guatemala) units required a specific focus to ensure the integration of people and processes into Aura's Compliance Program. For 2026, projects are planned to identify and assess compliance risks specific to the locations where the new units operate.


aura
Employees at the Almas Unit

SUSTAINABILITY REPORT | 2025 MESSAGE FROM THE CEO ABOUT AURA WHAT DRIVES US OUR PEOPLE GOVERNANCE & RISK MANAGEMENT APPENDIX 69 ENVIRONMENTAL PERFORMANCE ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE In 2022, Alvarez & Marsal conducted an assessment of Aura’s business and Compliance Program across the units then in operation (Brazil, United States, Mexico and Honduras), with the objective of enhancing controls, processes and integrity practices and aligning the program with leading market benchmarks. The risk assessment carried out in 2022 covered ten main categories: corruption, bribery, conflict of interest, harassment, revolving door, legal risks, unfair competition, insider trading and reputational and financial risks associated with potential unethical conduct by Aura employees and representatives. Considering the evolution of internal controls since then, the level of exposure to these risks is estimated to have been significantly reduced. As a result, a comprehensive action plan was structured to strengthen the maturity and effectiveness of the Integrity Program. The plan is organized around nine pillars: Autonomy and Resources; Policies and Procedures; Risk Assessment; Training and Communication; Ethics Channel; Third - Party Management; M&A; Senior Leadership Commitment; and Disciplinary Measures, and includes priority initiatives, improvement opportunities and structural actions aimed at strengthening governance, internal controls and the Company’s culture of integrity. Aura remains exposed to compliance risks inherent to the mining sector and to the different regulatory environments in which it operates. As the Integrity Program has been continuously strengthened in recent years, the likelihood and exposure to previously identified risks may have changed. In addition, new risks have been identified, including those related to third parties, data protection and cybersecurity, which will be incorporated into the next assessment cycle, scheduled for 2026, ensuring a more up - to - date, comprehensive analysis aligned with market best practices. Compliance Program GRI 205 - 1 Integrity management in the supplier chain As part of strengthening controls applicable to third parties and mitigating integrity risks in the supply chain, in 2025 Aura structured and formalized a Standard Operating Procedure (SOP) for supplier Due Diligence , applicable to operational units and projects in Brazil, as well as to the São Paulo corporate office. The procedure aims to standardize the onboarding and re - onboarding processes for service providers, reinforcing objective criteria for request, analysis and decision making, while further promoting traceability, consistency and transparency in supplier contracting and reassessment processes. The methodology adopted includes structured analyses organized into plans and modules, considering different risk dimensions – such as compliance (corporate, tax, labor and regulatory), integrity, reputation and political exposure. The process includes negative media screening, restricted and sanctions list checks, as well as the assessment of financial criteria, when applicable. The SOP also defines delivery timelines (Service Level Agreements, SLAs), eligibility criteria and approval workflows by authority levels, combining qualitative and quantitative parameters, as well as additional requirements in cases where risks classified as medium or high are identified. This initiative reinforces Aura’s commitment to preventing, identifying, and mitigating third - party integrity risks, in alignment with its Compliance Program and best corporate governance practices. Starting in 2026, this approach is expected to be gradually expanded to the Company’s other units outside Brazil, aiming at promoting greater consistency in third - party risk management at the global level.

MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
70

Ethics Channel

GRI 2-25, 2-26

The primary mechanism for reporting concerns, complaints, and misconduct is the **Aura Ethics Channel**, operated by an independent company that ensures confidentiality, allows for anonymous reporting and enables case tracking through a protocol and password. The channel is available to direct employees, contractors and suppliers in all countries where the Company operates and can be accessed both digitally and by phone.

Reports received are handled through a structured, transparent and impartial process that includes intake of the report, assignment of responsibilities, a fair and thorough investigation and presentation of findings to the Ethics Committee, which oversees all investigative processes. To ensure independence and impartiality, cases involving members of the **Ethics Committee**, the Compliance Department or senior leadership are subject to restricted access in accordance with defined governance levels.

Based on the findings, appropriate corrective and disciplinary measures are determined and applied in compliance with local legislation and labor agreements, ranging from warnings to contract termination. When violations of internal policies or applicable laws are identified, they are immediately halted. The Company formally records the investigation outcomes and establishes prevention plans and control-strengthening and training actions, focusing on remediation of negative impacts and mitigation of recurrence risks.

Aura enforces a zero-tolerance policy for any form of retaliation against good-faith whistleblowers. The Company ensures their protection regardless of the investigation outcome and reinforces an environment of trust that is essential for identifying, addressing and remediating adverse impacts related to ethical conduct.

Risk Management

Aura adopts a structured approach to managing economic, environmental, asset and safety risks. The Company seeks to identify risks early in project development and implement solutions to mitigate or offset them, with a focus on operational continuity and sustainability.

Throughout 2025, this approach continued to be reinforced by monitoring and review routines that connect corporate governance with unit-level performance. This ensures visibility over strategic and operational risks across different geographies and stages of the lifecycle, including operation, expansion, ramp-up and closure.

From an economic and financial perspective, the Board annually approves the budget for the following year, assessing risks and the consistency of projections. It also monitors execution throughout the year to adjust the allocation of proceeds when necessary. Financial governance is further supported by review routines: operational performance is monitored weekly through key indicators, and detailed monthly finance and cash flow meetings are held with senior leadership. These practices reinforce discipline, predictability, and responsiveness to changes in market conditions, costs, liquidity and CAPEX.

In 2025, the risk agenda was directly linked to the Company's growth, investment and financial discipline context, reflecting the evolution of its economic and financial performance throughout the year.

SUSTAINABILITY REPORT | 2025 APPENDIX 71 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO Following Aura’s entry into the U.S. capital markets and its listing on the NASDAQ stock exchange, the Company initiated, in 2025, a structured process to strengthen its internal control environment. The initiative aimed to enhance visibility over existing and planned activities and controls that directly impact Financial Reporting (Internal Control over Financial Reporting – ICFR) ), ensuring compliance with requirements applicable to issuers registered in the United States, including the Sarbanes - Oxley (SOX) Act and reporting and governance standards established by the U.S. Securities and Exchange Commission (SEC). Support from a specialized external consultancy firm and engagement from corporate and operational units grounded the project in a clear understanding of how activities are performed and documented, the identification of potential risks and the assessment of the existence and Internal Controls effectiveness of internal controls. The scope included analysis of the Technology Environment, the Business Environment and the Corporate Environment. The project also provided greater clarity on the responsibilities of Process Owners and Control Owners , reinforcing accountability across the organization. After completing this first phase, the main challenge for 2026 will be implementing the identified recommendations and ensuring that controls are effectively operating as intended. Subsequently, still within 2026, the Company will begin testing the effectiveness of these controls, as required by applicable standards. These initiatives aim to ensure a robust and reliable internal control environment, strengthen corporate governance and provide greater transparency and assurance to the Company’s stakeholders . Meeting at the Almas Unit aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
72
SUSTAINABILITY REPORT | 2025

LGPD Compliance

GRI 418

During 2025, the Company conducted a comprehensive review of its **Personal Data Protection Program**, supported by the law firm Vaz de Almeida Advogados, with the objective of strengthening privacy governance, enhancing internal controls, and ensuring compliance with the Brazilian General Data Protection Law (LGPD in Brazilian acronym). The initiative aligned with the Company's risk management strategy and Integrity Program, reinforcing the principles of transparency, accountability and protection of data subjects' rights.

The work included the analysis and update of existing internal policies, the assessment of data protection clauses applicable to third parties, suppliers and business partners, as well as interviews with different areas of the Company to understand operational flows, identify critical processes and map personal data processed throughout activities. As a result, the Data Map – Record of Processing Activities (RoPA) – was prepared and/or updated for each department, providing greater visibility into the types of data processed, their purposes, legal bases, retention periods, data sharing and security measures adopted. The program review also contributed to improving mechanisms for preventing and mitigating privacy-related risks, including the identification of compliance gaps, the strengthening of controls applicable to personal data processing, and support for decision-making regarding corrective and preventive measures. These actions reinforce the Company's commitment to personal data protection and to mitigating potential adverse impacts on data subjects, in line with best corporate governance practices.

As a result of this initiative, structured training and awareness actions were carried out for employees through training sessions and Q&A sessions addressing key concepts, principles, guidelines and best practices related to the LGPD. These actions focused on strengthening the organizational culture of data protection, expanding understanding of legal requirements and supporting the practical application of the law in day-to-day operations, contributing to incident prevention and the continuous advancement of the Company's privacy maturity.



Employees at Aura Almas

Economic, financial & operational performance

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
74

The year 2025 was marked by strong value creation for Aura. In a highly favorable external environment – characterized by record-high gold prices – the combination of a 5% increase in production, cost levels maintained at competitive levels, operational excellence and financial discipline resulted in adjusted EBITDA of US$547.8 million, 105% higher than in 2024.

Net revenue reached **US$921.7** million, representing a **55%** increase compared to 2024, driven by higher gold sales volumes following the start of operations at Borborema and by gold price appreciation in both US dollars and local currencies, despite the depreciation of the Brazilian real and the Mexican peso.

Another important milestone in 2025 was the consolidation of our position in the **second quartile of the global industry cost curve**. Borborema, a newly operating asset, ranks in the **first quartile**, reducing the Company's consolidated average cost and increasing resilience in scenarios of declining commodity prices. Maintaining cost control as one of our top priorities, we continued to optimize our cash cost and All-in Sustaining Cost (AISC), which remained among the lowest in the industry.

Aura's listing on ***NASDAQ*** in July 2025 was another key achievement and a strategic step **to support the Company's growth cycle through financial discipline and strengthened governance.**

The Company **expanded access to a global investor base, significantly increased share liquidity and enabled the execution of its project portfolio while reducing financial leverage,** reinforcing transparency, capital discipline and financial predictability.

As a direct result, the equity offering conducted in the U.S. market raised approximately **US$200 million**. After offering-related costs, net cash reached a level close to gross debt. Financial leverage therefore reached one of the most conservative levels in Aura's history, with the net debt/Adjusted EBITDA ratio closing 2025 at approximately **0.28x,** compared to 0.74x in 2024.

This movement also significantly increased the liquidity of the Company's shares. Average daily trading volume rose from less than **US$4 million,** per day during the first quarter of 2025 (combined Brazil and Canada) to more than US$80 million during the first quarter of 2026, following the U.S. IPO (NASDAQ and B3 combined), exceeding the benchmark range of **US$10 million** to US$20 million typically required by large global institutional investors. This new level of liquidity enabled the entry of major international funds such as *Capital World, BlackRock and Fidelity*, strengthening and diversifying Aura's shareholder base.

Reaffirming our commitment to leadership and value creation, we maintained a consistent shareholder remuneration policy, combining dividends and share buybacks totaling approximately **US$154 million,** representing a total return of **6.2%** for the period.



Employee at Aura Almas

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
75
SUSTAINABILITY REPORT | 2025


aura
ALMAS
Employee at Aura Almas

Ratings

The strengthening of our capital structure was also recognized externally. In 2025, S&P Global revised the outlook on the corporate credit rating to "positive," highlighting factors such as increased scale, financial performance and capital discipline. The agency indicated that a potential rating upgrade would be linked to the continued expansion of operations while maintaining leverage under control, reinforcing the importance of capital governance, execution controls, and integrated risk management to sustain growth with financial and operational responsibility throughout 2025, including the acquisition of Mineração Serra Grande and new projects under evaluation. Throughout 2025, we consolidated strong financial growth while maintaining an even more conservative risk profile, reinforcing our ability to sustainably finance the current cycle of disciplined and sustainable expansion and to continue generating long-term value for our shareholders and other stakeholders.

Item/ Institution	S&P
Global Rating	B+
Outlook	stable
Date	July 2025

In March 2026, *S&P Global Ratings* upgraded Aura Minerals' rating rating from B+ to BB- (stable outlook) and, on the national scale, from brAA to brAA+; the debentures issued by Aura Almas Mineração were also upgraded to brAA+.

Appendix

MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
77

Communication of Progress – *Responsible Gold Mining Principles*

Since 2022, Aura Minerals has been conducting the structured implementation of the *Responsible Gold Mining Principles* (RGMPs), an initiative by the World Gold Council that establishes global guidelines for responsible gold mining. Over this period, the Company carried out internal assessments, independent audits and the progressive implementation of operational and management improvements, with the objective of strengthening adherence to the principles and consolidating practices aligned with leading international industry standards. This process involved multiple audit cycles, gap assessments and the development of action plans aimed at the continuous improvement of operations.

In 2024, the independent audit conducted by Kumi marked the conclusion of this first verification cycle, including additional reviews of previous stages and technical visits to operations. Although the Company has not yet achieved *full conformance*, the process enabled to identify recommendations, areas of attention and opportunities for improvement, which began to guide a structured plan for advancing practices related to the RGMPs.

In 2025, efforts focused on consolidating and executing this action plan, prioritizing the recommendations identified in the audit and structuring initiatives to address the gaps identified. The objective was to ensure that all recommended actions were either initiated or completed, strengthening governance, processes and monitoring mechanisms associated with the principles of responsible mining.
The main developments observed throughout the year – such as the consolidation of the compliance and governance foundation, the structuring of corporate guidelines and the incorporation of controls and routines – are summarized in the tables below, organized by principle and sub-principle.

For the next cycles, the Company plans to expand this process to the new operations at Borborema and Serra Grande. In 2026, self-assessments are planned for these units, in line with the steps established by the RGMP framework itself. At the same time, Aura Minerals will monitor the progress of the standard consolidation initiative led by the Consolidated Mining Initiative (CMI), assessing how a potential single industry standard may be adopted. Depending on these developments, in 2027 the Company intends to conduct a new independent audit covering all eligible operations – including those previously audited and the new units – reinforcing its ongoing commitment to advancing responsible mining practices and achieving full conformance with the principles.

TO REVIEW THE PROGRESS OF THIS AGENDA, ACCESS THE DOCUMENT HERE.


aura

Employees at Aura Almas

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
78
SUSTAINABILITY REPORT | 2025

GRI Content Index

Statement of use	Aura Minerals has reported the information cited in this GRI content index for the period from January 1 to December 31, 2025, in accordance with the GRI Standards.
GRI used	GRI 1 - Foundation 2021

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	OMISSION	
				REASON	EXPLANATION
GRI 2: General disclosures 2021 The organization and its reporting practices	2-1: Details of the organization	Page 3			
	2-2: Entities included in the organization's sustainability reporting	Page 3			
	2-3: Reporting period, frequency, and point of contact	Page 3			
	2-4: Restatements of information		Indicators appendix		
	2-5: External assurance		Aura conducted, for the first time, a limited assurance process for its Sustainability Report and its Greenhouse Gas (GHG) Emissions Inventory. The independent assurance was carried out by Bureau Veritas. The assurance statements can be found in this document.		
GRI 2: General disclosures 2021 Activities and workers	2-6: Activities, value chain and other business relationships	Page 14			
	2-7: Employees	Page 23	Indicators appendix		
	2-8: Non-employee workers	Page 23	Indicators appendix		
GRI 2: General Disclosures 2021 3. Governance	2-9: Governance structure and composition	Page 67			
	2-10: Nomination and selection for the highest governance body	Page 67			
	2-11: Chair of the highest governance body	Page 67			
	2-12: Role of the highest governance body in overseeing the management of impacts	Page 67			
	2-13: Delegation of responsibility for impact management	Page 67			
	2-14: Role of the highest governance body for sustainability reporting		The process for preparing the sustainability report includes interviews with the Company's senior leadership (C-level executives and corporate and operational unit officers). Material topics are also discussed with these executives and approved by senior leadership. The report content is reviewed by them throughout the different stages of the document review process. In addition, updates on the progress of report preparation are presented monthly to the Executive HSE Committee, enabling process oversight and alignment on any outstanding matters.		
	2-15: Conflicts of interest		Issues related to potential conflicts of interest are addressed through the policies and practices applicable to related-party transactions, which establish criteria and procedures for analysis and approval to ensure that such transactions are conducted at arm's length and in the best interests of the Company and its shareholders. Information on corporate governance, the composition of management bodies and related-party transactions is publicly disclosed through the Company's reports and official documents, including this Sustainability Report, the Reference Form and the annual report filed with the SEC through Form 20-F, allowing stakeholders to assess potential conflict-of-interest situations, including participation in other management bodies or relationships with related parties. During the reporting period, no material conflicts of interest involving members of the Board of Directors or senior management were identified.

MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
79
SUSTAINABILITY REPORT | 2025

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	OMISSION	
				REASON	EXPLANATION
GRI 2: General Disclosures 2021 3. Governance	2-16: Raising critical concerns	Page 67			
	2-17: Collective knowledge of the highest governance body		Company executives, including members of the Board of Directors, have knowledge and experience related to sustainability and sustainable development. These topics are embedded in the Aura 360 Culture, which incorporates environmental, social and governance (ESG) criteria as guiding principles for decision making and company operations. As a result, sustainability aspects are considered across strategic discussions and leadership decision-making processes.		
	2-18: Evaluation of the Performance of the highest governance body		A significant portion of senior management's compensation is variable and tied to performance and the achievement of corporate targets, promoting alignment of incentives among management, employees and shareholders.		
	2-19: Remuneration policies	Page 30			
	2-20: Processes for determining remuneration	Page 30			
	2-21: Ratio of annual total compensation			Confidentiality restrictions	Disclosing this information may compromise employee privacy and expose sensitive data that could be misused.
GRI 2: General Disclosures 2021 4. Strategy, policies and practices	2-22: Statement on sustainable development strategy	Page 4			
	2-23: Policy commitments	Page 14			
	2-24: Integration of policy commitments	Page 14	Aura incorporates its commitments to responsible business conduct, including respect for human rights, through corporate policies applicable to all its operations and business relationships. The Company has a Human Rights Policy and a Code of Conduct that establish principles and guidelines for employees and business partners. These commitments are implemented through the integration of these guidelines into operational practices and relationships with third parties. Ongoing internal communication campaigns reinforce topics related to ethics, integrity and human rights. Suppliers are required to adhere to the Company's guidelines, including the Human Rights Policy and the Code of Conduct, as part of the contracting process. In addition, employees and third parties regularly participate in Code of Conduct training, reinforcing the applicacion of these guidelines in the Company's activities.		
	2-25: Processes to remedy negative impacts	Page 14			
	2-26: Mechanisms for advice and raising concerns	Page 70			
	2-27: Compliance with laws and regulations	Page 109	Indicators appendix		
	2-28: Membership in Associations	Page 15			
GRI 2: General Disclosures 2021 5. Stakeholder Engagement	2-29: Approach to stakeholder engagement	Page 14			
	2-30: Collective bargaining agreements		All employees are covered by collective bargaining agreements, except those hired under the Young Apprentice program. In accordance with Aura's policies and Brazilian labor laws, where there are Young Apprentice employees, each individual has an employment contract that establishes the benefits and services provided, in compliance with applicable labor laws.		
GRI 3: 2021 Material Topics	3-1: Material topic definition process	Page 10			
	3-2: List of material topics	Page 11

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
80
SUSTAINABILITY REPORT | 2025

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	OMISSION REASON	OMISSION EXPLANATION
WATER MANAGEMENT					
GRI 3: 2021 Material Topics	3-3 Management of material topics	Page 51			
GRI 303: Water and effluents 2018	303-1: Interactions with water as a shared resource	Page 102	Indicators appendix		
	303-2: Management of water discharge-related impacts	Page 51			
	303-3: Water withdrawal	Page 102	Indicators appendix		
	303-4: Water discharge	Page 103	Indicators appendix		
	303-5: Water consumption	Page 103	Indicators appendix		
BIODIVERSITY IMPACTS					
GRI 3: 2021 Material Topics	3-3 Management of material topics	Page 55			
GRI 304: BIODIVERSITY 2016	304-1: Owned, leased or managed operational units located within or adjacent to protected areas and areas of high biodiversity value outside protected areas		Aura's business operations are not located near protected areas or areas of high biodiversity value. Such information is based on the Environmental Impact Studies and corresponding Environmental Impact Reports for each unit, as well as on the most recent complementary environmental assessments conducted as part of the licensing process. Based on these technical documents and on classifications officially recognized by the relevant authorities, no operations or activities have been identified in proximity to areas classified as wilderness areas, biodiversity hotspots or legally protected areas. It is noted that this assessment considers the criteria and definitions in effect at the time the studies and environmental reviews were carried out.		
	304-2: Significant impacts of activities, products and services on biodiversity				
	304-3: Protected or restored habitats	Page 104	Indicators appendix		
	304-4: Species included in the Red List of Threatened Species and national conservation lists with habitats in areas affected by the organization's operations	Page 104	Indicators appendix

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
81
SUSTAINABILITY REPORT | 2025

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	OMISSION	
				REASON	EXPLANATION
CLIMATE ADAPTATION AND MITIGATION					
GRI 3: 2021 Material Topics	3-3 Management of material topics	Page 55			
GRI 201: Economic performance 2016	201-2: Financial implications and other risks and opportunities arising from climate change	Page 10			
GRI 302: ENERGY 2016	302-1: Energy consumption within the organization	Page 60	Indicators appendix		
	302-2: Energy consumption outside the organization			Information not available.	Currently, energy monitoring is focused on operations under direct operational control. The Company recognizes the relevance of the topic and is evaluating the evolution of its management practices to, in the future, expand the reporting scope to include indirect energy consumption data (upstream and downstream), in line with process maturity and the availability of reliable information.
	302-3: Energy intensity	Page 60	The energy intensity rate has been reported since 2024, as in previous cycles the necessary data and processes were still being structured. The organization has adopted specific energy consumption as its metric – electricity (MWh per metric ton of ore fed into the processing plant) and diesel (liters per metric ton of material moved in the mine). For the calculation of this rate, two types of energy were considered: electricity and fossil fuel (diesel), limited to energy consumption within the organization.		
	302-4: Reducing energy consumption			Information not available.	Although energy efficiency initiatives are underway across different operations, the consolidated measurement of reductions still faces limitations in terms of data traceability and comparability. The Company recognizes the relevance of the topic and is advancing its internal processes to enable the structured and reliable reporting of this indicator in the future.
	302-5: Reductions in energy requirements of products and services		Specific diesel consumption remained stable compared to 2024, even considering the inclusion of a new unit in the 2025 reporting scope, reinforcing operational consistency and the maintenance of energy efficiency levels despite the significant increase in the volume of material moved during the period.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
82
SUSTAINABILITY REPORT | 2025

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	OMISSION	
				REASON	EXPLANATION
CLIMATE ADAPTATION AND MITIGATION					
GRI 305: EMISSIONS 2016	305-1: Direct (Scope 1) GHG emissions	Page 104	Indicators appendix		
	305-2: Indirect GHG emissions (Scope 3)	Page 104	Indicators appendix		
	305-3: Other indirect (Scope 3) GHG emissions	Page 104		Information not available.	In 2025, Aura Minerals prioritized strengthening the methodological robustness and reliability of information related to greenhouse gas (GHG) emissions, with a focus on validating Scope 1 and Scope 2 inventories through an independent assurance process. Regarding Scope 3, the Company chose not to report this indicator in this cycle, as a structured initiative to improve its measurement is currently underway. This effort includes the evaluation and implementation of a more integrated approach with internal systems and partner and supplier databases, aiming to enhance traceability, methodological consistency and the quality of information used in calculating indirect value chain emissions.
	305-4: Intensity of GHG emissions	Page 105	Indicators appendix		
	305-5: GHG emissions reductions			Information not available.	Aura does not yet carry out consolidated monitoring of reportable greenhouse gas emissions reductions under GRI 305-5. Although the Company already develops and implements initiatives with the potential to improve the climate and energy performance of its operations, it is still in the process of structuring a corporate methodology that enables the consistent and verifiable quantification, tracking and consolidation of reductions effectively attributable to these actions.
	305-6: Emissions of ozone-depleting substances (ODS)		Emissions of ozone-depleting substances (ODS) identified during the period are associated with the refrigerant gas R22 (HCFC-22), used in certain refrigeration and air conditioning systems. During the reporting period, the estimated total emission was 173,063.85 tCO_2e, calculated based on refills, losses and/or replacements recorded in the applicable equipment.		
	305-7: Emissions of NOx, SOx, and other significant atmospheric emissions		There are no significant NOx and SOx emissions.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
83
SUSTAINABILITY REPORT | 2025

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	OMISSION	
				REASON	EXPLANATION
TAILINGS MANAGEMENT AND DAM SAFETY					
GRI 3: 2021 Material Topics	3-3 Management of material topics	Page 57			
GRI 306: WASTE 2020	306-1: Waste generation and significant waste-related impacts	Page 57			
	306-2: Management of significant waste-related impacts	Page 57			
	306-3: Waste generated	Page 105	Indicators appendix		
	306-4: Waste not sent for final disposal	Page 105	Indicators appendix		
	306-5: Waste sent for final disposal	Page 106	Indicators appendix		
GRI 306: EFFLUENTS AND WASTE 2016	306-3 Significant spills	Page 105	In 2025, no significant spills were recorded by the Company.		
WORKFORCE HEALTH AND SAFETY					
GRI 3: 2021 Material Topics	3-3 Management of material topics	Page 105			
GRI 403: OCCUPATIONAL HEALTH & SAFETY 2018	403-1: Occupational health and safety management system	Page 31			
	403-2: Hazard identification, risk assessment and incident investigation	Page 31			
	403-3: Occupational health services	Page 31			
	403-4: Worker participation, consultation, and communication on occupational health and safety	Page 31			
	403-5: Training of workers in occupational health and safety	Page 31			
	403-6: Promotion of worker health	Page 31			
	403-7: Prevention and mitigation of occupational health and safety impacts directly linked to business relationships	Page 31			
	403-8: Workers covered by an occupational health and safety management system		All workers, including direct employees and third-party contractors, are covered by the Company's occupational health and safety management system. The system is currently managed and monitored internally and is not audited by an independent third party. The Company plans to conduct an independent external audit in 2026.		
	403-9 Workplace accidents	Page 98	Indicators appendix		
	403-10 Occupational diseases			Information not available.	The feasibility of reporting will be assessed in the next reporting cycle.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
84
SUSTAINABILITY REPORT | 2025

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	OMISSION REASON	OMISSION EXPLANATION
ECONOMIC DEVELOPMENT AND COMMUNITY RELATIONS					
GRI 3: 2021 Material Topics	3-3 Management of material topics	Page 109			
GRI 201: ECONOMIC PERFORMANCE 2016	201-1: Direct economic value generated and distributed	Page 109	Indicators appendix		
	201-3: Defined benefit plan obligations and other retirement plans	Page 30	The Company offers a voluntary, nationwide supplementary pension plan, in which employees may contribute between 2% and 6% of their salary. The Company matches the employee's contribution, ensuring parity. A specific fund is maintained for this purpose.		
	201-4: Financial assistance received from government	Page 109	Indicators appendix		
GRI 202: MARKET PRESENCE 2016	202-1: Ratio of entry-level wage to local minimum wage, broken down by gender			Confidentiality restrictions	Disclosing this information may compromise employee privacy and expose sensitive data that could be misused.
	202-2: Proportion of senior management hired from the local community	Page 91	Members of senior management: defined as employees in Executive Board and Management (GM1) positions. Data is disclosed in the Indicators Appendix – Employees Section.		
GRI 203: INDIRECT ECONOMIC IMPACTS 2016	203-1: Investments in infrastructure and support for services	Page 95	Indicators appendix		
	203-2: Significant indirect economic impacts		Aura's operations contribute significantly to strengthening local economies in the regions where it operates. Key positive indirect economic impacts include the strengthening of value chains, the development of local suppliers and the generation of direct and indirect jobs. There is also an increase in tax revenue, local development and the creation of new business opportunities, as well as workforce development in surrounding communities. On the other hand, certain transformations may create challenges, such as increased pressure on public services, changes in demographic and economic dynamics and shifts in labor markets and in the supply of goods and services.		
GRI 204: Procurement practices 2016	204-1: Proportion of spending on local suppliers	Page 95	Indicators appendix		
GRI 413: LOCAL COMMUNITIES 2016	413-1: Operations with local community engagement, impact assessments and development programs	Page 39	All of the Company's operations include social engagement actions, impact assessments and development programs focused on local communities. In line with Aura's decentralized management model, each unit has the autonomy to structure its community engagement strategy and define initiatives aligned with the specific needs and priorities of its territory. This approach allows for greater alignment with the social, cultural and economic characteristics of each location, avoiding the replication of standardized projects and promoting the development of solutions built in dialogue with communities. The initiatives implemented during the reporting period can be found starting on page 40 of this Report.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
85
SUSTAINABILITY REPORT | 2025

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	OMISSION	
				REASON	EXPLANATION
GRI 413: LOCAL COMMUNITIES 2016	413-2: Operations with significant actual and potential negative impacts on local communities	Page 57	Aura recognizes that its operations may generate actual and potential negative impacts on local communities throughout the entire life cycle of mining activities, from development to mine closure. Key impacts monitored include air emissions (dust and gases), noise and vibrations resulting from operations, changes to the landscape and biodiversity, as well as pressures on natural resources, infrastructure and local public services. Indirect socioeconomic risks are also considered, such as increased cost of living – particularly housing and services – economic dependence on mining activities, potential social conflicts, changes in cultural dynamics and risks related to the protection of vulnerable groups, including the prevention of child sexual exploitation within areas of influence. The Company identifies and assesses these impacts through environmental and social studies, risk analyses and stakeholder engagement processes. As part of its governance, it ensures compliance with the environmental and social conditions established in licensing processes, guaranteeing the implementation of mitigation and compensation measures, as well as the social programs required by relevant authorities. In addition, Aura maintains dialogue mechanisms, grievance channels, and structured local development initiatives, seeking to prevent, mitigate and remediate adverse impacts, while strengthening transparent, responsible and long-term relationships with the regions where it operates. The prevention, mitigation and remediation actions adopted to address these impacts, as well as the social opportunities identified and promoted with communities, are detailed on page 58 of this Sustainability Report.		

LABOR RELATIONS AND PEOPLE DEVELOPMENT

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	REASON	EXPLANATION
GRI 3: 2021 Material Topics	3-3 Management of material topics	Page 96			
GRI 401: Employment 2016	401-1: New hires and employee turnover	Page 96	Indicators appendix		
	401-2: Benefits provided to full-time employees that are not provided to temporary or part-time employees	Page 30			
	401-3: Maternity / paternity leave	Page 97	Indicators appendix		
GRI 404: Training and Education 2016	404-1: Average hours of training per year, per employee	Page 99	Indicators appendix		
	404-2: Programs for employee skills development and career transition support	Page 23			
	404-3: Percentage of employees receiving regular performance and career development reviews		Aura conducts an annual performance evaluation cycle (360 Cycle), covering employees up to the GM5 level, as well as all trainees. Eligible employees who do not participate in the cycle are those who have not completed the minimum six-month period since hiring by the time the evaluation is conducted. As part of the evolution of its people management practices, the Company plans to expand the scope of the evaluation cycle starting in 2026 to also include employees up to the GM6 level. For more information on the 360 Cycle, see page 32.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
86
SUSTAINABILITY REPORT | 2025

GRI STANDARDS	CONTENT	PAGE	KEY INFORMATION	OMISSION	
				REASON	EXPLANATION
GRI 405: DIVERSITY AND EQUAL OPPORTUNITY 2016	405-1: Diversity in governance bodies and among employees	Page 36	Indicators appendix		
	405-2: Ratio of basic salary and compensation received by women to those received by men			Confidentiality restrictions	Disclosing this information may compromise employee privacy and expose sensitive data that could be misused.
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1: Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk		In 2025, no operations or suppliers were identified as having significant risk related to restrictions on freedom of association or collective bargaining. The Company respects and supports workers' fundamental rights, including freedom of association and union representation, in compliance with applicable local laws and international standards. For additional information, see GRI 2-30.		
GRI 410: Security Practices 2016	410-1: Security personnel trained in human rights policies or procedures	Page 100	Indicators appendix		
GOVERNANCE, ETHICS & COMPLIANCE					
GRI 3: 2021 Material Topics	3-3 Management of material topics	Page 69			
GRI 205: Anti-corruption practices 2016	205-1: Operations assessed for corruption-related risks	Page 69			
	205-2: Communication and training on anti-corruption policies and procedures		The Company addresses topics related to the prevention of bribery and corruption through periodic Code of Conduct training, conducted during the onboarding of new employees and through annual refresher cycles. In addition, these topics are included in the annual corporate communication plan and are disseminated to all employees across the group. Starting in 2026, the Company will report, in a structured manner, data and percentages of employees reached by these communications and training initiatives.		
	205-3: Confirmed cases of corruption and measures taken		In 2025, no confirmed cases of corruption were identified. Any reports of this nature are handled through the Company's formal channels, with investigations conducted by the appropriate bodies, including the Ethics Committee, ensuring confidentiality, impartiality and the adoption of appropriate measures, when applicable.		
GRI 206: Unfair competition 2016	206-1: Legal actions for anti-competitive behavior, anti-trust and monopoly practices		In 2025, no legal actions were identified against the Company related to unfair competition, antitrust practices or monopoly.		
GRI 406: Non-discrimination 2016	406-1: Incidents of discrimination and corrective actions taken		In 2025, no cases of discrimination were recorded through the Company's formal whistleblower hotline. It is worth noting that, previously, reports of this nature were classified together with cases of moral harassment and behavioral issues in the Ethics Channel. Starting in 2025, in alignment with ESG guidelines, the Company began classifying discrimination as a specific incident category, allowing for greater traceability and transparency in the management of this type of occurrence.		
INNOVATION, OPERATIONAL EFFICIENCY AND COMPETITIVENESS					
GRI 3: 2021 Material Topics	3-3 Management of material topics	Page 19

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
87
SUSTAINABILITY REPORT | 2025

SASB Content Index

TOPIC	CODE	METRICS	UNIT	2025 DATA
Greenhouse Gas Emissions	EM-MM-110a.1	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	tCO_2e, (%)	Scope 1 (tCO_2e): 132,368.65 There are no emissions-limiting regulations in force in the countries where Aura has commercial operations.
	EM-MM-110a.2	Discussion of short and long-term strategies or plans to manage Scope 1 emissions, emission reduction targets and performance analysis against targets	n/a	
Air quality	EM-MM-120a.1	Atmospheric emissions of the following pollutants: (1) CO, (2) NOx (excluding N2O), (3) SOx, (4) particulate matter (PM10), (5) mercury (Hg), (6) lead (Pb) and (7) volatile organic compounds (VOCs)	Metric tons (t)	Information not available.
Energy Management	EM-MM-130a.1	(1) Total energy consumed, (2) percentage from grid electricity and (3) percentage from renewable sources	Gigajoules (GJ), Percentage (%)	(1) 1,872,507.52 GJ (2) 100% (3) There is no tracking of renewable energy
Water management	EM-MM-140a.1	(1) Total water withdrawn, (2) total water consumed; percentage of each in regions with high or extremely high baseline water stress	(m^3), (%)	Indicators appendix
	EM-MM-140a.2	Number of incidents of non-compliance associated with water quality permits, standards and regulations	Number	Not applicable.
Waste Management & Hazardous Materials	EM-MM-150a.4	Total weight of non-mineral waste generated	Metric tons (t)	Indicators appendix
	EM-MM-150a.5	Total weight of tailings produced	Metric tons (t)	Indicators appendix
	EM-MM-150a.6	Total weight of waste rock generated	Metric tons (t)	Indicators appendix
	EM-MM-150a.7	Total weight of hazardous waste generated	Metric tons (t)	Indicators appendix
	EM-MM-150a.8	Total weight of hazardous waste recycled	Metric tons (t)	Indicators appendix
	EM-MM-150a.9	Number of significant incidents associated with the management of hazardous materials and waste	Number	Zero
	EM-MM-150a.10	Description of policies and procedures for the management of hazardous materials and waste for active and inactive operations	n/a	Indicators appendix
Biodiversity Impacts	EM-MM-160a.1	Description of environmental management policies and practices for active sites	n/a	
	EM-MM-160a.2	Percentage of mining sites where acid rock drainage is: (1) expected to occur, (2) actively mitigated and (3) under treatment or remediation	Percentage (%)	Information not available.
	EM-MM-160a.3	Percentage of (1) proven and (2) probable reserves in or near sites with protected conservation status or habitat of threatened species	Percentage (%)	Information not available.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
88
SUSTAINABILITY REPORT | 2025

TOPIC	CODE	METRICS	UNIT	2025 DATA
Security, Human Rights and Indigenous Peoples' Rights	EM-MM-210a.1	Percentage of (1) proven and (2) probable reserves in or near conflict-affected areas	Percentage (%)	Not applicable.
	EM-MM-210a.2	Percentage of (1) proven and (2) probable reserves in or near Indigenous lands	Percentage (%)	Not applicable.
	EM-MM-210a.3	Discussion of engagement processes and due diligence practices with respect to human rights, Indigenous rights and operations in conflict-affected areas.	n/a	The Company does not have operations in Indigenous territories or conflict-affected areas. Regarding human rights, the Company has a dedicated policy on the subject and is aligned with the World Gold Council, which conducted an audit and identified no non-conformities, only improvement opportunities.
Community Relations	EM-MM-210b.1	Discussion of the process for managing risks and opportunities associated with community rights and interests	n/a	GRI Content Index | GRI 203-2, GRI 413-1 and 413-2
	EM-MM-210b.2	(1) Number and (2) duration of non-technical delays	Number, Days	At Minosa, nine isolated stoppages on public roads were recorded, totaling 18 hours. It is important to note that none of these affected operations and were not related to community issues. They were primarily associated with individuals pursuing personal interests, particularly in seeking employment opportunities or due to unmet commitments by third parties, leading to attempts to gain support for these initiatives through road stoppages.
Labor Practices	EM-MM-310a.1	Percentage of active workforce covered under collective bargaining agreements	Percentage (%)	99.2% All employees are covered by collective bargaining agreements, except those hired under the Young Apprentice program. In accordance with Aura's policies and Brazilian labor laws, where there are Young Apprentice employees, each individual has an employment contract that establishes the benefits and services provided, in compliance with applicable labor laws.
	EM-MM-310a.2	(1) Number and (2) duration of strikes and lockouts	Number, Days	Not applicable.
Workforce Health and Safety	EM-MM-320a.1	(1) Total recordable incident rate, (2) fatality rate, (3) near-miss frequency rate (NMFR) and (4) average hours of health, safety and emergency response training for (a) direct employees and (b) contract employees	Ratio	Indicators appendix
Business Ethics and Transparency	EM-MM-510a.1	Description of the management system for the prevention of corruption and bribery throughout the value chain	n/a	Aura has a structured compliance program and continues to strengthen this framework. It currently includes: an independent and anonymous whistleblower hotline accessible to internal and external stakeholders; compliance policies and procedures such as the Code of Conduct, Anti-Corruption Policy and Investigation Policy; trained personnel responsible for compliance management at each unit; and professionals specifically designated to conduct internal investigations. All of Aura's operations follow accounting and record-keeping standards in accordance with the FCPA and similar legislation. Aura also conducts integrity due diligence processes for strategic suppliers, as well as for beneficiaries of donations and sponsorships, across all its operations. One of the objectives of this process is to verify the public profile of these partners and identify potential corruption-related risks.
	EM-MM-510a.2	Production in countries that rank among the 20 lowest positions in Transparency International's Corruption Perceptions Index	Metric tonnes (t) saleable	Not applicable.

aura
MESSAGE FROM THE CEO
ABOUT AURA
WHAT DRIVES US
OUR PEOPLE
ENVIRONMENTAL PERFORMANCE
GOVERNANCE & RISK MANAGEMENT
ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE
APPENDIX
89
SUSTAINABILITY REPORT | 2025

TOPIC	CODE	METRICS	UNIT	2025 DATA
Tailings Storage Facility Management	EM-MM-540a.1	Inventory table of tailings storage facilities: (1) facility name (2) location (3) ownership status (4) operational status (5) construction method (6) maximum permitted storage capacity (7) current quantity of tailings stored (8) consequence classification (9) date of most recent independent technical review (10) material findings (11) mitigation measures (12) site-specific EPRP	Miscellaneous	Indicators appendix
	EM-MM-540a.2	Summary of tailings management systems and governance structure used to monitor and maintain the stability of tailings storage facilities	n/a	Indicators appendix
	EM-MM-540a.3	Approach to the development of Emergency Preparedness and Response Plans (EPRPs) for tailings storage facilities	n/a	Indicators appendix
Production of (1) metal ores and (2) finished metal products	EM-MM-000.A		Marketable metric tons (t)	280.414 GEO
Total number of employees; percentage of contractors	EM-MM-000.B		Number, Percentage (%)	1,384 Employees 3,947 outsourced workers

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
90
SUSTAINABILITY REPORT | 2025

Indicators Appendix

SOCIAL

GRI 2-7A

DIRECT EMPLOYEES BY REGION AND GENDER

2023	Men	Women	Total
BRAZIL	452	132	584
MEXICO	268	54	322
HONDURAS	289	57	346
THE UNITED STATES	6	0	6
TOTAL	1,015	243	1,258

2024	Men	Women	Total
BRAZIL	586	146	732
MEXICO	267	52	319
HONDURAS	293	56	349
THE UNITED STATES	6	0	6
TOTAL	1,152	254	1,406

GRI 2-7B I-II

EMPLOYEES BY TYPE OF CONTRACT, EMPLOYMENT AND GENDER

2023	Permanent term	Fixed term	Total
MALE	1,013	2	1,015
FEMALE	231	12	243
TOTAL	1,244	14	1,258

2024	Permanent term	Fixed term	Total
MALE	1,146	6	1,152
FEMALE	248	6	254
TOTAL	1,394	12	1,406

GRI 2-7B I-II

EMPLOYEES BY TYPE OF CONTRACT, EMPLOYMENT AND REGION

2023	Permanent term Full time	Fixed term Part time	Total
BRAZIL	570	14	584
MEXICO	322	0	322
HONDURAS	346	0	346
THE UNITED STATES	6	0	6
TOTAL	1,244	14	1,258

2024	Permanent term Full time	Fixed term Part time	Total
BRAZIL	720	12	732
MEXICO	319	0	319
HONDURAS	349	0	349
THE UNITED STATES	6	0	6
TOTAL	1,394	12	1,406

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
91
SUSTAINABILITY REPORT | 2025

Indicators Appendix

SOCIAL

GRI 405-1

EMPLOYEE DIVERSITY

2023	Men	Women	Under 30 years old	Between 30 and 50 years old	Above 50 years old
[C-Level][1]	-	-	-	-	-
[Executive Board - GM]	75.0%	25.0%	0.0%	75.0%	25.0%
[Management - GM1]	73.7%	26.3%	0.0%	94.7%	5.3%
[Leadership/Coordination - GM2]	81.9%	18.1%	0.0%	91.6%	8.4%
[Technical/Supervisory][2]	89.7%	10.3%	0.0%	89.7%	10.3%
[Administrative]	56.1%	43.9%	4.2%	89.1%	6.7%
[Operational]	87.3%	12.7%	11.1%	79.6%	9.3%
TOTAL	**80.7%**	**19.3%**	**7.9%**	**83.3%**	**8.8%**

2024	Men	Women	Under 30 years old	Between 30 and 50 years old	Above 50 years old
[C-Level][1]	100.0%	0.0%	0.0%	66.7%	33.3%
[Executive Board - GM]	100.0%	0.0%	28.6%	57.1%	14.3%
[Management - GM1]	80.8%	19.2%	0.0%	86.6%	13.5%
[Leadership/Coordination - GM2]	73.3%	26.7%	4.4%	87.8%	7.8%
[Technical/Supervisory][2]	82.5%	17.5%	24.7%	66.7%	8.5%
[Administrative]	-	-	-	-	-
[Operational]	-	-	-	-	-
TOTAL	**81.9%**	**18.1%**	**22.5%**	**68.8%**	**8.7%**

Explanatory Note:
Historical data for 2023 and 2024 are presented as previously reported. Data for 2025 are presented in the tables below under a new structure to provide greater detail.

GRI 2-7, 202-2, 405-1

SASB EM-MM-000.B

EMPLOYEES & DIVERSITY (BRAZIL)

2025	MEN				
	<30 years	Between 30 and 50 years old	> 50 years old	PWD	Location
Officer	0	3	0	1	0
GM1	0	10	3	0	1
GM2	2	32	3	2	4
GM3	3	39	6	1	11
GM4	3	37	2	0	13
GM5	15	44	2	0	25
GM6	105	223	24	10	247
GM7	0	0	0	0	0
Trainee	4	1	0	0	2
Apprentice	6	0	0	0	6
TOTAL	**138**	**389**	**40**	**14**	**309**

2025	WOMEN				
	<30 years	Between 30 and 50 years old	> 50 years old	PWD	Location
Officer	0	0	0	0	0
GM1	0	3	0	0	0
GM2	1	9	0	0	4
GM3	1	15	0	0	8
GM4	3	13	0	1	8
GM5	19	11	0	0	17
GM6	30	20	0	2	40
GM7	0	0	0	0	0
Trainee	1	0	0	0	0
Apprentice	5	0	0	0	2
TOTAL	**60**	**71**	**0**	**3**	**79**

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
92
SUSTAINABILITY REPORT | 2025

Indicators Appendix

SOCIAL

GRI 2-7, 202-2, 405-1

SASB EM-MM-000.B

EMPLOYEES & DIVERSITY (MEXICO)

2025	MEN				
	<30 years	Between 30 and 50 years old	> 50 years old	PWD	Location
Officer	0	1	0	1	0
GM1	0	6	1	6	1
GM2	0	15	1	15	1
GM3	2	17	1	17	3
GM4	5	19	2	14	12
GM5	8	17	5	12	18
GM6	2	13	4	4	15
GM7	40	75	25	0	140
Trainee	0	0	0	0	0
Apprentice	0	0	0	0	0
TOTAL	57	163	39	69	190

2025	WOMEN				
	<30 years	Between 30 and 50 years old	> 50 years old	PWD	Location
Officer	0	0	0	0	0
GM1	0	0	0	0	0
GM2	1	2	0	2	1
GM3	0	3	0	2	1
GM4	3	3	0	4	2
GM5	7	6	0	7	6
GM6	8	8	0	1	15
GM7	1	7	4	0	12
Trainee	0	0	0	0	0
Apprentice	0	0	0	0	0
TOTAL	20	29	4	16	37

GRI 2-7, 202-2, 405-1

SASB EM-MM-000.B

EMPLOYEES & DIVERSITY (HONDURAS)

2025	MEN				
	<30 years	Between 30 and 50 years old	> 50 years old	PWD	Location
Officer	0	1	0	0	0
GM1	0	7	0	0	1
GM2	0	10	2	0	9
GM3	0	8	1	0	8
GM4	1	19	2	0	21
GM5	9	19	2	0	28
GM6	42	140	19	17	201
GM7	0	0	0	0	0
Trainee	0	0	0	0	0
Apprentice	0	0	0	0	0
TOTAL	52	204	26	17	268

2025	WOMEN				
	<30 years	Between 30 and 50 years old	> 50 years old	PWD	Location
Officer	0	0	0	0	0
GM1	0	1	0	0	1
GM2	0	3	1	0	2
GM3	0	3	1	0	2
GM4	0	3	0	0	3
GM5	6	14	1	0	20
GM6	1	15	2	0	18
GM7	0	0	0	0	0
Trainee	0	0	0	0	0
Apprentice	0	0	0	0	0
TOTAL	7	39	5	0	46

SUSTAINABILITY REPORT | 2025 APPENDIX 93 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO Indicators Appendix SOCIAL EMPLOYEES & DIVERSITY (GLOBAL) GRI 2 - 7, 202 - 2, 405 - 1 SASB EM - MM - 000.B 50 years old WOMEN MEN Location PWD > 50 years old Between 30 and <30 years 2025 Location PWD > 50 years old Between 30 and 50 years old <30 years 2025 0 0 0 0 0 C - level 0 0 1 2 0 C - level 0 0 1 1 0 Officer 0 2 1 8 0 Officer 1 0 0 9 0 GM1 3 6 4 36 0 GM1 7 2 1 17 2 GM2 14 17 6 64 2 GM2 11 2 1 23 2 GM3 22 18 8 64 5 GM3 13 5 0 19 6 GM4 46 14 6 75 9 GM4 43 7 1 31 32 GM5 71 12 9 80 33 GM5 73 3 2 43 39 GM6 463 31 47 376 149 GM6 12 0 4 7 1 GM7 140 0 25 75 40 GM7 0 0 0 0 1 Trainee 2 0 0 1 4 Trainee 2 0 0 0 5 Apprentice 6 0 0 0 6 Apprentice 162 19 10 150 88 TOTAL 767 100 107 781 248 TOTAL 162 19 248 TOTAL 1 767 100 1,136 TOTAL 1

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
94
SUSTAINABILITY REPORT | 2025

Indicators Appendix

SOCIAL

GRI 2-7, 202-2, 405-1

SASB EM-MM-000.B

% EMPLOYEES & DIVERSITY (GLOBAL)

2025	MEN				
	<30 years	Between 30 and 50 years old	> 50 years old	PWD	Location
C-level	0.0%	0.2%	0.1%	0.0%	0.0%
Officer	0.0%	0.7%	0.1%	0.2%	0.0%
GM1	0.0%	3.2%	0.4%	0.5%	0.3%
GM2	0.2%	5.6%	0.5%	1.5%	1.2%
GM3	0.4%	5.6%	0.7%	1.6%	1.9%
GM4	0.8%	6.6%	0.5%	1.2%	4.0%
GM5	2.9%	7.0%	0.8%	1.1%	6.3%
GM6	13.1%	33.1%	4.1%	2.7%	40.8%
GM7	3.5%	6.6%	2.2%	0.0%	12.3%
Trainee	0.4%	0.1%	0.0%	0.0%	0.2%
Apprentice	0.5%	0.0%	0.0%	0.0%	0.5%
TOTAL	**21.8%**	**68.8%**	**9.4%**	**8.8%**	**67.5%**
TOTAL[1]		**82.1%**		**8.8%**	**67.5%**

2025	WOMEN				
	<30 years	Between 30 and 50 years old	> 50 years old	PWD	Location
C-level	0.0%	0.0%	0.0%	0.0%	0.0%
Officer	0.0%	0.4%	0.4%	0.0%	0.0%
GM1	0.0%	3.6%	0.0%	0.0%	0.4%
GM2	0.8%	6.9%	0.4%	0.8%	2.8%
GM3	0.8%	9.3%	0.4%	0.8%	4.4%
GM4	2.4%	7.7%	0.0%	2.0%	5.2%
GM5	12.9%	12.5%	0.4%	2.8%	17.3%
GM6	15.7%	17.3%	0.8%	1.2%	29.4%
GM7	0.4%	2.8%	1.6%	0.0%	4.8%
Trainee	0.4%	0.0%	0.0%	0.0%	0.0%
Apprentice	2.0%	0.0%	0.0%	0.0%	0.8%
TOTAL	**35.5%**	**60.5%**	**4.0%**	**7.7%**	**65.3%**
TOTAL[1]		**17.9%**		**7.7%**	**65.3%**

Explanatory Note:
- Employees: Includes trainees and apprentices; excludes interns and contractors
- Permanent and Full-Time Employees: All employees except apprentices
- Fixed and Part-Time Employees: Apprentice
- Local employee: Apoena (individuals native to the state of Mato Grosso, Brazil), Almas (individuals native to the state of Tocantins, Brazil), Borborema (individuals native to the state of Rio Grande do Norte, Brazil), Aranzazu (individuals native to Zacatecas, Mexico) and Minosa (individuals native to Honduras). This category does not include Corporate employees.
- All employees have guaranteed working hours.
- "Global" data correspond to the sum of data from Brazil, Mexico, Honduras operations, and Corporate
- Data as of December 31, 2025

Level descriptions:
- C-level: CEO | COO | CFO
- GM – Officer
- GM1 – Managers
- GM2 – Coordinators, Specialists, Occupational Physician, Superintendents
- GM3 – Engineers, Geologists and Senior Analysts | Jefes
- GM4 – Supervisors
- GM5 – Analysts, Engineers and Geologists (Mid-level and Junior)
- GM6 – Technicians, Operators, Electricians, Welders, Assistants and Auxiliaries (levels I, II, and III, according to the job classification plan) | Coordinadores (Mexico)
- GM7 – Operational roles (unionized) - Mexico

[1]Restatements of GRI 2-4: Change in the presentation of data.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
95
SUSTAINABILITY REPORT | 2025

Indicators Appendix

SOCIAL

GRI 2-8

NON-EMPLOYEE WORKERS

	2023	2024	2025	
			Men	Women
Intern	1	17	4	8
Outsourced worker	3,150	4,978	3,018	929
TOTAL	3,151	4,995	3,022	937

Explanatory Note:
- Contractors: workers providing specialized mining services, such as mine movement and drilling.
- Data as of December 31, 2025

*Restatements of GRI 2-4GRI 2-4: Change in the presentation of data.

GRI 203-1

INVESTMENT IN INFRASTRUCTURE

	2024	2025
Apoena	$26,418.18	$0
Almas	$92,049.91	$38,143
Borborema	-	$1,818
Minosa	$599,074	$384,751
Aranzazu	$407,169	$176,107
TOTAL	$1,124,711	$600,819

Explanatory Note:
- Resources (through donations, sponsorships or direct contributions) applied to works, facilities and physical and structural improvements that benefit the local community.

GRI 204-1

SPENDING ON LOCAL SUPPLIERS

	2023	2024	2025
Brazil	15.0%	43.6%	28.2%
Mexico	38.0%	24.1%	19.8%
Honduras	89.8%	82.5%	83.7%

Explanatory Note:
- Scope excludes administrative offices. Refers only to commercial operations.
- The concept of "local supplier" and the total comparison base are defined individually by each unit. This distinction seeks to ensure representativeness and consistency in measurement, considering supply conditions, the available supplier base and the regulatory and foreign exchange environment of each country where Aura operates.
Apoena: Registered in the municipality of Pontes e Lacerda, MT, Brazil vs. purchases made in Mato Grosso, Brazil
Almas: Registered in the state of Tocantins, Brazil vs. purchases made in Brazil
Borborema: Registered in the state of Rio Grande do Norte, Brazil vs. purchases made in Brazil
Aranzazu: Registered in the state of Zacatecas, Mexico vs. all purchases made by the unit (any currency)
Minosa: Registered in Honduras vs. all purchases made by the unit (any currency)

*Restatements of GRI 2-4: Changes in measurement methodologies or in the definitions used.

AURA INDICATOR

SOCIAL INVESTMENTS

	2025
Apoena	$78,927
Almas	$250,969
Borborema	$82,827
Minosa	$1,208,700
Aranzazu	$175,852
TOTAL	$1,797,275

Explanatory Note:
- Resources (through donations, sponsorships or direct contributions) allocated to projects that promote human development and rights, territorial and institutional development, economic development and environmental sustainability.
- Starting in 2025, investments in infrastructure (GRI 203-1) and social investments are presented separately.

SUSTAINABILITY REPORT | 2025 APPENDIX 96 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO Indicators Appendix SOCIAL 2024 Total number New Hires New Hire Rate (%) Total Number of Employees Who Left the Company Turnover Rate (%) Under 30 years old 304 125 41.1% 68 22.4% Between 30 and 50 years old 967 223 23.1% 139 14.4% Above 50 years old 123 10 8.1% 15 12.2% TOTAL 1,394 358 25.7% 222 15.9% GRI 401 - 1 A, 401 - 1 B TOTAL NUMBER, NEW HIRE RATE AND TURNOVER BY AGE GROUP Total number New Hires 2024 New Hire Rate (%) Total Number of Employees Who Left the Company Turnover Rate (%) Male 1,146 287 25.0% 159 13.9% Female 248 71 28.6% 63 25.4% TOTAL 1,394 358 25.7% 222 15.9% TOTAL NUMBER AND NEW HIRE RATE BY GENDER GRI 401 - 1 A, 401 - 1 B 2024 Turnover Rate (%) Total Number of Employees Who Left the Company New Hire Rate (%) New Hires Total number 22.6% 163 40.7% 293 720 Brazil 17.2% 55 15.0% 48 319 Mexico 1.1% 4 4.9% 17 349 Honduras - - - - 6 USA 15.9% 222 25.7% 358 1,394 TOTAL TOTAL NUMBER AND NEW HIRE RATE BY REGION GRI 401 - 1 A

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
97
SUSTAINABILITY REPORT | 2025

Indicators Appendix

SOCIAL

GRI 401-1

NEW HIRES AND EMPLOYEE TURNOVER

	2025					
	Men			Women		
	<30 years	Between 30 and 50 years old	> 50 years old	<30 years	Between 30 and 50 years old	> 50 years old
Number of new hires during the year	227	110	13	151	18	1
Turnover during the year	72	121	58	25	35	10
Total active headcount (2025)	2,955	9,339	1,369	989	1,762	144
Turnover by gender, by age group	60.7%	14.8%	31.1%	106.8%	18.0%	45.8%
Termination rate by gender, by age group	29.2%	15.5%	50.8%	30.3%	23.8%	83.3%
Turnover by gender		26.4%			49.7%	
Termination rate by gender		22.0%			29.0%	
Total Turnover			30.5%			
Total termination rate			23.3%			

Explanatory Note:
- Active headcount: Includes trainees; excludes apprentices, interns and contractors

*Restatements of GRI 2-4: Change in the presentation of data

GRI 401-3

MATERNITY/ PATERNITY LEAVE

	2025	
	Men	Women
Employees eligible for leave	1,136	248
Employees who took leave	70	25
Employees who returned after leave	70	24
Employees who returned and remained employed for 12 months	2	8
Employees eligible to complete 12 months after return from leave	4	9
Return-to-work rate	100.0%	96.0%
Return-to-work retention rate	50.0%	88.9%

Explanatory Note:
- Employees: Includes trainees and apprentices; excludes interns and contractors
- Employees who took leave: considers employees who were on leave during that period (2025), regardless of when they started leave
- Employees who returned after leave: Employees who returned after leave during that period (2025)
- Employees who returned and remained employed for 12 months: Employees who returned and completed 12 months of work after leave during that period (2025)
- Employees eligible to complete 12 months after return from leave: Employees who, during that period (2025), would complete 12 months of work after return from leave

- Operations in Brazil and Corporate are certified under the Empresa Cidadã program, which extends statutory parental leave, adding 15 days to paternity leave and 60 days to maternity leave.
- In Minosa, maternity leave totals 6 months, consisting of 6 weeks before childbirth and the remaining period after birth.
- In Aranzazu, legislation provides 12 weeks of maternity leave (6 weeks before and 6 weeks after childbirth). The unit additionally grants a 1-month extension.

- The return-to-work retention rate considers only Brazil operations, including Corporate. In 2026, this indicator will include other operations.

Indicator reported starting in 2025.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
98
SUSTAINABILITY REPORT | 2025

Indicators Appendix

SOCIAL

GRI 403-9

WORKPLACE ACCIDENTS

	2023		2024		2025	
	Employees	Outsourced workers	Employees	Outsourced workers	Employees	Outsourced workers
Number of fatalities	0	0	0	0	0	0
Fatality rate	0.00	0.00	0.00	0.00	0.00	0.00
Number of work-related injuries with serious consequences, excluding fatalities (LTI)	0	0	1	0	0	0
Rate of work-related injuries with serious consequences, excluding fatalities (LTI)	0.00	0.00	0.31%	0.00	0.00	0.00
Number of recordable work-related injuries, including fatalities (FI, LTI, RWC, MTC)	5	8	7	12	10	17
Rate of recordable work-related injuries, including fatalities (FI, LTI, RWC, MTC)	1.72%	1.39%	2.15%	1.68%	2.58%	1.66%
Total hours worked	2,908,421	5,755,939	3,260,967	7,150,516	3,876,781	10,271,517

Explanatory Note:
- Work-related injuries with serious consequences: Refer to events resulting in permanent changes to the employee's physical condition, such as cases leading to permanent disability and inability to return to work.
- Recordable work-related injuries: include all occurrences that, in accordance with applicable legislation, must be reported to relevant authorities. This category includes lost-time injuries, as well as those without lost time but requiring restricted work activities and/or medical treatment.
- Rates were calculated based on 1,000,000 hours worked.
- The most frequent injuries involved hands and fingers, resulting from maintenance, assembly and equipment adjustment activities, including pinch points, cuts and impacts, as well as incidents associated with equipment failures and improper handling of loads.

Starting in 2025, Aura Borborema is included in this indicator, which also explains the increase in the number of hours worked by contractors.

*Restatements of GRI 2-4: Errors in previous reporting periods.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
99
SUSTAINABILITY REPORT | 2025

Indicators Appendix

SOCIAL

SASB EM-MM-320A.1

WORKFORCE HEALTH AND SAFETY

	2025	
	Employees	Outsourced workers
Number of fatalities	0	0
Fatality rate	0.00	0.00
Number of Near Miss (NM)	50	100
Near Miss Frequency Rate (NMFR)	2.58%	1.95%
Total Recordable Incident Rate (FI, LTI, RWC, MTC)	10	17
All-Incidence Rate (AIR)	0.52	0.33
Training hours in HSE and emergency preparedness and response	71,133	129,273

Explanatory Note:
– Near misses: An unplanned or uncontrolled event or a chain of events that did not result in a recordable injury, illness, physical damage or environmental damage, but had the potential to cause such impacts under different circumstances.
– Recordable injuries: Recordable injuries are those subject to mandatory reporting, in accordance with the GRI Standard.
– Rates were calculated based on 200,000 hours worked.

Indicator reported starting in 2025.

GRI 404-1

AVERAGE HOURS OF TRAINING PER YEAR, PER EMPLOYEE

	Men	Women
Officer	18.3	0.0
GM1	54.1	30.8
GM2	56.7	50.5
GM3	33.3	21.0
GM4	79.5	10.2
GM5	39.9	14.5
GM6	41.6	30.5
GM7	0.0	0.0
Trainee	41.4	122.0
Apprentice	2.7	15.2
TOTAL	**44.5**	**24.5**

Explanatory Note:
– Employees = includes trainees and apprentices; excludes interns and contractors;
– This indicator considers only training conducted internally (in-company). Aura also supports employee development through external institutions, such as specialization and postgraduate programs. For the next reporting cycle, the feasibility of disclosing the hours related to these trainings will be assessed;
– The total hours reported include mandatory training (all operations) and voluntary training (reported only for Borborema and Minosa), such as technical training initiatives and leadership development programs.

Aranzazu and Corporate units are not included. Reporting is expected to begin in 2026.

SUSTAINABILITY REPORT | 2025 APPENDIX 100 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO Indicators Appendix SOCIAL GRI 410 - 1 SECURITY PERSONNEL TRAINED IN HUMAN RIGHTS POLICIES OR PROCEDURES 2025 2024 Training rate (%) Number trained Total no. Training rate (%) Number trained Total no. 100% 28 28 - - - Apoena 100% 32 32 - - - Almas 100% 27 27 - - - Borborema 100% 56 56 100% 50 50 Minosa 100% 35 35 100% 14 14 Aranzazu 100% 178 178 100% 64 64 TOTAL Explanatory Note: – Data collected starting in 2024. In 2025, Apoena, Almas and Borborema were included. – Includes both employees and contractors responsible for site security. – Considers mandatory security training, which includes Human Rights content in its curriculum (Apoena and Borborema). *Restatements of GRI 2 - 4: Changes in measurement methodologies or in the definitions used.

SUSTAINABILITY REPORT | 2025 APPENDIX 101 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO Indicators Appendix ENVIRONMENTAL GRI 302 - 1 SASB EM - MM 130A.1 Minosa - - 1,215,128.97 GASOLINE (L) - - 50,498.75 Almas - - 7,855.56 Apoena - - 11,645.45 Aranzazu - - 18,656.56 Borborema - - 349.00 ENERGY CONSUMPTION WITHIN THE ORGANIZATION 2025 2024 2023 2025 2024 2023 188,444.37 162,277.94 136,067.46 ELECTRICITY (MWH) 1,194,107.80 893,965.81 743,474.10 NON - RENEWABLE SOURCES 41,266.39 37,770.76 10,586.70 Almas 30,939,436.83 25,182,135.49 20,942,932.39 DIESEL (L) 37,263.80 35,026.30 42,436.43 Apoena 10,730,258.28 7,025,269.01 4,133,408.17 Almas 54,546.17 47,712.09 45,657.42 Aranzazu 10,844,601.41 9,077,364.79 6,575,810.70 Apoena 15,948.00 - - Borborema 1,806,865.51 3,742,813.24 3,874,656.62 Aranzazu 39,420.00 41,768.79 37,386.91 Minosa 1,996,827.00 - - Borborema 1,872,507.52 1,537,191.88 1,233,316.94 TOTAL CONSUMPTION (GJ) 5,560,884.64 5,336,688.45 6,359,056.90 Minosa 549,259.77 385,379.48 184,848.11 Almas 2,697,402.59 - - LPG (L) 540,545.82 448,341.12 386,212.42 Apoena 557,086.96 - - Almas 263,163.40 321,572.80 301,917.02 Aranzazu 603,177.17 - - Apoena 137,078.05 - - Borborema 74,745.00 - - Aranzazu 382,460.48 381,898.48 360,339.39 Minosa 247,264.49 - - Borborema Explanatory Note: – In 2025, the Company did not record consumption of fuels from renewable sources. – The increase in total consumption volume is explained by the inclusion of Borborema in this indicator. – Data were verified in accordance with internal consumption controls. – The Company does not sell energy in any form (electricity, heating, cooling or steam) from any of its operating units. – For the conversion of fuel consumption units (liters) and electricity (MWh) into gigajoules (GJ), the official conversion factors from the 2025 National Energy Balance were applied, using 3.6 î 10⁶ for converting kilowatt - hours to joules and 35.50 for converting liters to gigajoules. the – The conversion of acetylene from mass (kg) to volume (L) was carried out using the gas density as per NIST (National Institute of Standards and Technology), equal to 1.0967 kg/m³. – Based on this value, the 11,992.18 - - Minosa conversion factor adopted was 911.82 L/kg, obtained through the relation (1 / 1.0967) î 1000. 1,625.61 - - ETHANOL (L) Starting in 2025, LPG, gasoline, ethanol and acetylene fuels are included in this indicator. 139.07 - - Almas 1,486.54 - - Apoena 25,565.65 - - ACETYLENE (L) 1,065.93 - - Almas 637.95 - - Apoena 2,004.47 - - Aranzazu 21,857.31 - - Minosa

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
102
SUSTAINABILITY REPORT | 2025

Indicators Appendix

ENVIRONMENTAL

GRI 303-3
SASB EM-MM-140A.1

WATER WITHDRAWAL (MEGALITERS)

	2023		2024		2025	
	All areas	Water-stressed areas	All areas	Water-stressed areas	All areas	Water-stressed areas
Surface water	786.0	0.0	1,683.1	0.0	1,597.0	0.0
Groundwater	1,059.1	1,045.9	993.7	980.6	1,621.0	0.0
Sea water	0.0	0.0	0.0	0.0	0.0	0.0
Produced water	2,864.2	0.0	0.0	0.0	3,755.1	352.4
Water from third-party sources	3.0	0.0	0.0	0.0	3.9	3.3
TOTAL	**4,712.3**	**1,045.9**	**2,676.8**	**980.6**	**6,977.0**	**355.8**

Explanatory Note:
- Water withdrawal measurements are carried out using instrumentation and are periodically monitored, in compliance with the legal requirements of each country where Aura operates. All withdrawals are duly authorized and comply with applicable environmental legislation.
- The increase in withdrawal volume in 2025 is mainly due to: (i) the inclusion of the Borborema unit in the reporting period; and (ii) the disclosure of produced water, defined as water returned from tailings dams or originating from wastewater treatment plants (WWTPs), depending on the unit.
- Regarding water-stressed areas, in 2025 only Borborema is classified as "Medium-High," according to the Aqueduct Water Risk Atlas (2025). The variation compared to the previous period is due to an update in this classification, which previously included the Aranzazu unit based on the same source.

Water withdrawal details by region:
- Brazil:
a) Almas, TO: Surface water withdrawal from a river, used to supply the production process. Part of the water used in processing is directed to the tailings dam along with the tailings and is subsequently recovered and recirculated into the production chain;
b) Apoena, MT: Groundwater withdrawal through wells, duly authorized by the relevant authorities. Part of the water used in processing is directed to the tailings dam along with the tailings and is subsequently recovered and recirculated into the production chain;
Borborema, RN: Reuse of reclaimed water through an on-site wastewater treatment plant (WWTP), reducing the need for withdrawal from natural sources.
- Mexico: Fresh water is withdrawn from groundwater through a deep well, with a license issued by the federal water authority. Part of the water used in processing is directed to the tailings dam along with the tailings and is subsequently recovered and recirculated into the production chain;
- Honduras: There is no water withdrawal for use in the production process, which relies primarily on rainwater. External withdrawal is limited to water from the Rio Lara, used for non-process purposes such as road irrigation, equipment washing and operational and domestic support activities.

*Restatements of GRI 2-4: Errors in previous reporting periods.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
103
SUSTAINABILITY REPORT | 2025

Indicators Appendix

ENVIRONMENTAL

GRI 303-4

WATER DISCHARGE BY SOURCE (MEGALITERS)

	2023		2024		2025	
	All areas	Water-stressed areas	All areas	Water-strésse areas	All areas	Water-stressed areas
Surface water	194.8	0.0	108.3	0.0	251.0	0.0
Groundwater	0.0	0.0	45.3	0.0	43.2	0.0
Sea water	0.0	0.0	0.0	0.0	0.0	0.0
Water from third-party sources	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL	**194.8**	**0.0**	**153.6**	**0.0**	**294.2**	**0.0**

Explanatory Note:
- Surface water discharge:
Occurs in Almas (Brazil), related to pit water that is withdrawn and returned to the water body without use, under quality control; and in Minosa (Honduras), related to water from the leach pad (originating exclusively from precipitation), treated in an appropriate facility and discharged with government authorization, in accordance with applicable legislation.
- Groundwater discharge:
Occurs in Apoena (Brazil), corresponding to effluent generated at the corporate office, directed to the unit's Wastewater Treatment Plant (WWTF) and subsequently to a soakaway as a second stage of treatment.

GRI 303-5
SASB EM-MM-140A.1

WATER CONSUMPTION (MEGALITERS)

	2023		2024		2025	
	All areas	Water-stressed areas	All areas	Water-stressed areas	All areas	Water-stressed areas
TOTAL WATER CONSUMPTION	**1,650.4**	**1,045.9**	**2,478.2**	**980.6**	**6,930.0**	**355.8**

Explanatory Note:
- Water consumption for operations in Brazil and Mexico is calculated in accordance with the GRI methodology (withdrawal minus discharge).
- For the Honduras operation, this methodology is not applicable due to the incorporation of rainwater into the leaching process. At this unit, consumption is considered equivalent to the volume of water withdrawn.
- As a result of this adaptation, total consolidated consumption is not fully comparable to the standard GRI methodology.

*Restatements of GRI 2-4: Changes in measurement methodologies or definitions used.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
104
SUSTAINABILITY REPORT | 2025

Indicators Appendix

ENVIRONMENTAL

AURA INDICATOR

OPERATIONAL EFFICIENCY OF WATER

	2025
Total consumed water (ML)	22,499.19
Recirculated water (ML)	20,627.71
Operational efficiency – recirculation (%)	**92%**

Explanatory Note:
- Total water consumption reported above refers exclusively to the processing stage (hydrometallurgy) of the units.
- All Aura operations include water recirculation in their hydrometallurgical processes, ensuring operational efficiency, cost reduction, and mitigation of social impacts.

Indicator reported starting in 2025.

GRI 304-4

SPECIES INCLUDED ON THE IUCN RED LIST (2019)

	2025
Number of species in threat categories	14

Explanatory Note:
- Only threat categories (risk of extinction) are reported: EX – Extinct; EW – Extinct in the Wild; CR – Critically Endangered; EN – Endangered; VU – Vulnerable;
- At Aranzazu, no species classified on the IUCN Red List (2019) were identified. However, 12 species listed under NOM-059-SEMARNAT-2010 were recorded, based on environmental studies and biodiversity surveys conducted as part of the environmental licensing process.

GRI 304-3

PROTECTED OR RESTORED HABITATS

	2025				
	Almas	Borborema	Apoena	Aranzazu	Minosa
Protected area	626.5	214.33	774.85	1,380.33	0.00
Type(s) of protected area	APP, ARL and off-set area	Reallocated legal reserve, APP	APP, ARL, ARLREM	ANP	NA
Hotspot recovery area	0.00	0.00	0.00	0.00	0.00
Recovery area in wilderness	0.00	0.00	0.00	0.00	0.00
Permanent recovery area	0.00	10.67	34.73	0.73	22.39
Temporary recovery area	0.00	0.00	0.00	0.00	44.26

Explanatory Note:
APP: Permanent Preservation Area (Brazil)
ARL: Legal Reserve Area (Brazil)
ARLREM: Relocated Legal Reserve Area (Brazil)
ANP: Natural Protected Area (Mexico)
ACPF: Certified Forest Protection Area (Honduras)

GRI 305-1, 305-2, 305-3

SASB EM-MM 110A1

GHG EMISSIONS

	2023	2024	2025
DIRECT EMISSIONS (SCOPE 1)1	**56,474.79**	**130,336.88**	**132,368.65**
Total emissions (tCO2e)	54,142.24	121,045.15	104,186.37
Total biogenic emissions (tCO2e)	2,332.55	9,291.73	28,182.28
INDIRECT EMISSIONS (SCOPE 2)2	**27,997.99**	**6,169.55**	**40,695.20**
Total emissions (tCO2e)	27,997.99	6,169.55	40,695.20
Total biogenic emissions (tCO2e)	0.00	0.00	0.00

Explanatory Note:
1 – Gases included in the calculation: CO_2, CH_4 and N_2O.
2 – Gases included in the calculation: CO_2.
3 – Gases included in the calculation: CO_2, CH_4 and N_2O.
Scope 2: Local based
The methodology adopted follows the GHG Protocol.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
105
SUSTAINABILITY REPORT | 2025

Indicators Appendix

ENVIRONMENTAL

GRI 305-4

GHG EMISSIONS INTENSITY AND EVOLUTION

	2023	2024	2025
Specific emission of CO_2 (tCO_2e/GEO)	0.348%	0.476%	0.517%

Explanatory Note:
- Specific emissions consider Scopes 1 and 2.
- CO_2 evolution compared to the sector base year (2022).
- The increase in emissions intensity over the years reflects the evolution and maturity of the inventory, driven by improved reporting quality, identification of new emission sources, and greater accuracy in data collection.

*Restatements of GRI 2-4: Changes in measurement methodologies or in the definitions used.

GRI 306-3

SASB EM-MM-150A.7

WASTE GENERATED BY COMPOSITION

	2023		2024		2025	
	Allocated	Not allocated	Allocated	Not allocated	Allocated	Not allocated
Hazardous Waste (t)	608.00	0.00	207.86	483.36	567.49	155.32
Hazardous Waste (t)	27%	0%	32%	47%	31%	14%
Hazardous Waste (t)	1,626.00	0.00	434.67	548.51	1,255.74	920.22
Hazardous Waste (t)	73%	0%	68%	53%	69%	86%
TOTAL	**2,234.0**	**0.0**	**642.5**	**1,031.9**	**1,823.2**	**1,075.5**

Explanatory Note:
- Scope: Excludes effluents and mining tailings.
- Hazardous waste: Class I - Contaminated solids, used oil, healthcare waste, wood, slag, crucibles, cupels and ash, hydrocarbon-contaminated soil, cleaning products.
- Non-hazardous waste: Class IIA and Class IIB - Organic waste, recyclables, non-recyclables, scrap metal, construction and demolition waste (pallets, non-contaminated wood, debris), waste equivalent to municipal solid waste, tires.

*Restatements of GRI 2-4: Change in the presentation of data.

GRI 306-4

SASB EM-MM-150A.8

WASTE NOT ALLOCATED, BY RECOVERY

	2024		2025	
	Inside the organization	Outside the organization	Inside the organization	Outside the organization
HAZARDOUS WASTE				
Preparation for reuse (t)	17.57	68.20	0.00	147.94
Recycling (t)	0.00	75.75	0.00	0.00
Other recovery operations (t)	5.09	316.75	0.00	7.38
NON-HAZARDOUS WASTE				
Preparation for reuse (t)	0.00	306.50	0.00	415.10
Recycling (t)	0.00	40.12	453.77	0.00
Other recovery operations (t)	221.26	0.00	11.23	0.00
TOTAL	**243.9**	**788.0**	**51.4**	**1,024.2**

Explanatory Note:
- Scope: Excludes effluents and mining tailings.
- Reused: Used oil, belts, tires, wood, maintenance oil, scrap metal, cardboard and aluminum.
- Recycled: Paper, plastic, metals, glass and organic waste (blended for composting).
- Other recovery types: Sale of lubricating oil to partners, fertilizer production (organic waste).

*Restatements of GRI 2-4: Change in the presentation of data.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
106
SUSTAINABILITY REPORT | 2025

Indicators Appendix

ENVIRONMENTAL

GRI 306-5

WASTE ALLOCATED, BY DISPOSAL

	2024		2025	
	Inside the organization	Outside the organization	Inside the organization	Outside the organization
HAZARDOUS WASTE				
Incineration – without energy recovery (t)	0.00	0.00	0.00	2.52
Incineration – with energy recovery (t)	18.05	0.02	0.00	367.20
Landfilling (t)	38.93	109.73	49.19	128.76
Other disposal operations (t)	0.00	41.13	19.79	0.03
NON-HAZARDOUS WASTE				
Incineration – without energy recovery (t)	0.00	0.00	72.88	0.00
Incineration – with energy recovery (t)	112.52	0.00	0.00	299.58
Landfilling (t)	0.00	73.00	0.00	883.28
Other disposal operations (t)	14.52	233.83	0.00	0.00
TOTAL	**184.02**	**457.71**	**141.86**	**1,681.37**

Explanatory Note:
- Scope: Excludes effluents and mining tailings.
- Incinerated: Class I waste, healthcare waste and wood
- Sent to landfill: Waste equivalent to municipal solid waste, non-recyclable waste; rubber and contaminated packaging (Class I landfills).
- Other disposal methods: Hydrocarbon-contaminated soil previously treated and disposed of in a designated disposal area.

*Restatements of GRI 2-4: Change in the presentation of data.

SASB EM-MM-150A.6

TOTAL WEIGHT OF WASTE ROCK GENERATED (T)

	2025
Apoena	20,754,204.00
Almas	18,384,980.00
Borborema	10,724,677.00
Minosa	2,060,054.00
TOTAL	**51,923,915.00**

Explanatory Note:
No waste rock is generated in Aranzazu, as it is an underground mine.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
107
SUSTAINABILITY REPORT | 2025

Indicators Appendix

ENVIRONMENTAL

SASB EM-MM-540A.1

EM-MM-150A.5

TAILINGS STORAGE FACILITIES INVENTORY TABLE

	Apoena	Almas	Borborema		Aranzazu
Facility Name	EPP Dam	Almas Dam	Borborema Dam	Tailings Stack	TDS Dam
Location	Pontes e Lacerda, MT, Brazil	Almas, TO, BR	Currais Novos, RN, BR	Currais Novos, RN, BR	Concepción del Oro, MX
Ownership Status	Aura Apoena responsible for the facility	Aura Almas responsible for the facility	Aura Borborema responsible for the facility	Aura Borborema responsible for the facility	Aura Aranzazu responsible for the facility
Operational Status	In operation	In operation	In operation	In operation	In operation
Construction Method	*Downstream*	*Downstream*	Single-stage	Dewatered tailings stacking	*Downstream*
Maximum permitted storage capacity (m³)	17,600,000.00	12,637,352.00	750,000.00	6,168,048.00	6,883,367.00
Current volume of stored tailings (m³)	11,499,844.40	4,152,916.00	229,259.00	214,282.00	4,727,705.00
Consequence classification	High DPA	Medium DPA	Medium DPA	Not applicable	*Very High*
Date of most recent independent technical review	Independent assessment conducted monthly	Independent assessment conducted monthly	September 2025	Under implementation	Independent assessment conducted monthly
Material findings	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Mitigation measures	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Site-specific EPRP	Emergency Plan	Emergency Plan	Emergency Plan	Not applicable	Emergency Plan

Explanatory Note:
– The Cabeceiras, Dique de Finos, Casarão and Longa Vida dams, located in Vila Bela da Santíssima Trindade, MT, Brazil, are under maintenance.
– The TD1/2, TD3, TD4, and TD5 old dams, located in Mexico, are in the process (design and execution) of closure.
– The maximum permitted storage capacity of Borborema considers both water and sediment volumes, taking into account the technical characteristics of the dam.

aura
MESSAGE FROM THE CEO | ABOUT AURA | WHAT DRIVES US | OUR PEOPLE | ENVIRONMENTAL PERFORMANCE | GOVERNANCE & RISK MANAGEMENT | ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE | APPENDIX
108
SUSTAINABILITY REPORT | 2025

Indicators Appendix

ENVIRONMENTAL

SASB EM-MM-540A.2

TAILINGS MANAGEMENT SYSTEMS AND GOVERNANCE STRUCTURE

2025

- Integrated Tailings Dam Management System (SIGBAR in Brazilian acronym) implemented across all tailings storage facilities, developed by Geoconsultoria;
- Online Monitoring System (Sentinel): provides real-time data on all geotechnical structures;
- Engineer of Record (EoR): designated technical professional for all operating tailings dams (on-site visits every 3 or 6 months);
- Independent external consultant conducting monthly remote assessments (via satellite radar, piezometers, survey markers, and inspection reports) of the safety conditions of all operating dams;
- Declaration of Stability Condition, issued semiannually by an independent consultant for all operating dams;
- Declaration of Operational Condition, issued annually by an independent specialized firm;
- Geotechnical Engineers at all operational units, dedicated to the management of tailings storage facilities;
- Corporate specialist focused on geotechnical structures;
- Monthly Safety Committee (with participation from Executive Board) to report on and monitor the safety conditions of geotechnical structures.

All tailings dams strictly comply with applicable local legislation (in each country of operation) and seek to follow international best practices for the mining sector.

SASB EM-MM-540A.3

APPROACH TO THE DEVELOPMENT OF EMERGENCY PREPAREDNESS AND RESPONSE PLANS (EPRPS)

2025

EPP Dam: The PAEBM establishes emergency preparedness and response procedures for the tailings dam, in compliance with applicable legislation (ANM Resolution 95). As the structure is classified with High DPA, all applicable legal requirements are fully observed. The plan covers the dam across all phases of its life cycle. It defines risk scenarios, activation criteria, responsibilities, evacuation routes and alert systems. Drills and practical exercises are also conducted, engaging employees, contractors, authorities, and local communities, ensuring awareness and proper response in emergency situations.

Almas Tailings Dam: Develops its Emergency Preparedness and Response Plans (EPRPs) in a structured manner, in compliance with applicable Brazilian legislation, particularly ANM Resolution 95 of 2022 and integrated with the Dam Safety Plan. The plans are developed based on risk analyses and dam break (flood mapping) studies. The risk chart defines control levels (attention, alert and emergency) for piezometers, water level gauges, surface markers and flow meters used in dam safety monitoring. The Emergency Action Plan for Mining Dams (PAEBM in Brazilian acronym) establishes procedures for detecting emergency situations, as well as the actions to be taken in such scenarios. The plan includes preventive and corrective measures, along with notification procedures for stakeholders and potentially affected communities, ensuring rapid and effective damage containment and correction of anomalies that may lead to emergency situations throughout the structure's life cycle. The PAEBM is periodically reviewed and updated, with training sessions, alert system testing and internal simulations conducted to ensure readiness. These actions aim to reduce risks and mitigate the consequences of potential emergency events, ensuring formal documentation of activities and continuous improvement of procedures.

Fines Dike, Borborema: The PAEBM establishes emergency preparedness and response procedures for the tailings dam, in compliance with applicable legislation (ANM 95 of 2022). As the structure is classified with Medium DPA, all applicable and required legal requirements are fully observed. The plan covers the dam across all phases of its life cycle.

Aranzazu Dam – TDS: Aranzazu: The emergency plan currently in place, developed in 2020 by Geoingeniería León and originally covering Stage 1, is being updated. The update reflects the new conditions of the facility, considering Stages 2 and 3 of the TDS tailings dam expansion. The plan is currently undergoing internal review by the tailings dam safety and operations departments.

Indicators Appendix GOVERNANCE Explanatory Note: – Definition of significant cases of non - compliance: Confirmed notices of violation that are not formal, i.e., non - material. – Since 2024, amounts have been presented in USD (the official currency of the Company’s financial disclosures), based on the average annual exchange rate. GRI 2 - 10 | 405 - 1 GOVERNANCE STRUCTURE AND COMPOSITION BOARD OF DIRECTORS Between 30 and 50 years old Male Independent No Member Bruno Mauad Above 50 years old Male - No Chair Paulo Carlos de Brito Between 30 and 50 years old Male - No Member Paulo Carlos de Brito Filho Between 30 and 50 years old Male Independent No Member Pedro João Zahran Turqueto Above 50 years old Male Independent No Member Richmond Fenn Above 50 years old Male Independent No Member Stephen Keith AUDIT COMMITTEE Between 30 and 50 years old Male Independent No Member Bruno Mauad Between 30 and 50 years old Male Independent No Member Pedro João Zahran Turqueto Above 50 years old Male Independent No Chair Stephen Keith CORPORATE GOVERNANCE, COMPENSATION AND APPOINTMENT COMMITTEE Between 30 and 50 years old Male - No Chair Paulo Carlos de Brito Filho Between 30 and 50 years old Male Independent No Member Bruno Mauad Member Position Executive Role Independence Gender Age group GRI 201 - 1 DIRECT ECONOMIC VALUE GENERATED AND DISTRIBUTED (IN THOUSANDS) $921,733 $594,163 DIRECT ECONOMIC VALUE GENERATED $502,674 $385,586 ECONOMIC VALUE DISTRIBUTED $272,731 $240,874 Operating costs $43,406 $40,172 Wages and benefits $115,814 $42,693 Payments to providers of capital $70,723 $61,847 Depreciation and Amortization $419,059 $208,577 ECONOMIC VALUE RETAINED 2024 2025 GRI 201 - 4 FINANCIAL ASSISTANCE RECEIVED FROM GOVERNMENT Indicate the types of support received and reported above: – The indicator does not include Apoena. It will be reported starting in the next reporting cycle. – Types of support received: Brazil (IN 2121, RECAP, DRAWBACK, PROINDÚSTRIA and 30% Corporate Income Tax reinvestment benefit on operating profit deducted from IRPJ – 4th Quarter); Mexico (tax incentive related to diesel purchases); Honduras (Sales Tax exemption, Net Asset Tax exemption, Solidarity Contribution exemption, and tax incentive under the RIT regime). Explanatory Note: Presentation of amounts and breakdown as disclosed in the Statement of Changes in Equity (DMPL in Brazilian acronym). 2025 BRAZIL MEXICO HONDURAS Tax benefits and credits $9,811,072.89 $1,024,548.00 $8,498,001.84 Grants for investment, research and development and other relevant types of incentives $2,073,427.10 $ - $ - 2025 2024 2023 1 3 1 Total number of fines imposed $7,876.13 $198,471.68 R$71,000.00 Total amount of fines imposed $7,876.13 $198,471.68 R$71,000.00 Total amount of fines paid 0 0 0 Total number of non - monetary sanctions GRI 2 - 27 COMPLIANCE WITH LAWS AND REGULATIONS

SUSTAINABILITY REPORT | 2025 MESSAGE FROM THE CEO ABOUT AURA WHAT DRIVES US OUR PEOPLE GOVERNANCE & RISK MANAGEMENT APPENDIX 110 ENVIRONMENTAL PERFORMANCE ECONOMIC, FINANCIAL & OPERATIONAL PERFORMANCE Independent Assurance Statement 1 BV_C2_Internal VERIFICATION STATEMENT INTRODUCTION Bureau Veritas Quality International (BVQI), established at Alameda Xingu, 350 – Alphaville Industrial, Barueri, 3 rd floor, São Paulo, registered in the National Registry of Legal Entities under CNPJ No . 72 . 368 . 012 / 0002 - 65 , declares, for due purposes, that AURA MINERAIS PARTICIPAÇÕES LTDA . (AURA MINERALS) established at Av das Nações Unidas – 14261 - conj torre A - esc 06 - 118 – Vila Gertrudes / São Paulo - 04794 - 000 - Brazil, registered in the National Registry of Legal Entities under CNPJ No . 10 . 496 . 047 / 0001 - 41 , authorized to publish in all its titles and websites the excerpt of the Verification Statement as follows : "Bureau Veritas Quality International, based on the processes and procedures described in its Verification Report, declares that in order to comply with the standards and principles of the Global Reporting Initiative TM for Sustainability Reporting, there is no evidence that the 2025 Sustainability Report of AURA MINERALS is materially incorrect, that it does not fairly represent the data and information of AURA MINERALS or that it has not been prepared in accordance with the specifications of the Global Reporting Initiative TM . " SCOPE The scope of this work is limited to verifying the results evaluated in the 2025 Sustainability Report presented by AURA MINERALS . The following were verified :  Product/Service: Verification of compliance with the standards and principles of the Global Reporting Initiative TM for Sustainability Reporting.  Reference Year: 2025  Data source: Relatório de Sustentabilidade 2025 da AURA MINERAIS. LIMITATIONS AND EXCLUSIONS This work was conducted 100 % remotely, with clarification meetings taking place in relation to the selection of criteria and the form of evaluation, cross - referencing and consolidation of the database with the lead auditor Mariana de Oliveira Klein and employees of AURA MINERALS, respectively . There were no face - to - face visits or interviews with those interested in the case studies or those responsible for the monitoring . The cut - off period established in this work in relation to the documentary analysis and the consolidated spreadsheet was from January 1 to December 31 , 2025 . The eligibility and exclusion criteria for evaluating the case study stakeholders were previously defined between (client) and Bureau Veritas, and this paper does not include the analysis of their applicability . Thus, the work presents some weak points or attention, which are as follows:  Analysis, completion and consolidation of data carried out manually, which may be subject to human error. WORKING METHOD The work was carried out from the following stages: a) Kick - off meeting; b) Analysis of the material previously sent by AURA MINERALS; c) Preparation of a checklist for requesting complementary documents; d) Analysis of the documents sent; 2 BV_C2_Internal e) Validation of the methodology; f) Preparation of the report containing all the analysis carried out and the validation of the results; g) Preparation of the Declaration of veracity of the methodology/results; h) Technical review of the report and statement. It should be noted that all activities were carried out remotely, without face - to - face visits and/or interviews with the interested parties object of this study . RESPONSIBILITIES OF AURA MINERALS AND BUREAU VERITAS The presentations of all documentation related to the Scope were the sole responsibility of AURA MINERALS . The auditor was responsible for verifying and analyzing the documentation and actions carried out remotely and, with that, validating the proposal in the scope . CONCLUSION In our understanding, the 2025 Sustainability Report of AURA MINERALS presents the impacts of the company's activities in a balanced way . An opportunity for improvement is to establish goals related to water management ; as well as to describe the actions related to fauna in the Minosa unit . The inconsistencies found in the Report were adjusted during the process and were satisfactorily corrected. As a result of our verification process, nothing has come to our attention that could indicate that: ▪ The information provided in the Report is not balanced, consistent and reliable. ▪ AURA MINERALS has not established appropriate systems for collecting, compiling and analyzing quantitative and qualitative data used in the Report. ▪ The Report does not adhere to the Principles for Defining Content and Quality of the GRI Standard for Sustainability Reporting. VALIDITY This Verification Statement has no expiration date. However, the validation/verification was carried out in accordance with the study presented by AURA MINERAIS, conducted from 03/09/2026 to 03/13/2026. It should be noted that, in the event of any significant modification, inclusion or exclusion of data/information currently established and validated in relation to the scope of this Statement, a new verification must be carried out . 3 BV_C2_Internal DECLARATION OF INDEPENDENCE AND IMPARTIALITY Bureau Veritas is an independent company, with more than 198 years of experience in verifying Quality, Environment and Sustainability Management Systems . It has a certified Quality Management System, ensuring ethical, professional and legal compliance . Its team acts independently, without a link to AURA MINERAIS . In addition, it applies a strict Code of Ethics to ensure high standards of integrity and professionalism . At the end of the process and Verification, Detailed Verification Reports were generated, kept as a rec ord in our Management System . CONTACT https://www.bureauveritas.com.br/pt - br/fale - com - gente São Paulo, April 23, 2026. Mariana de Oliveira Klein Verifier Bureau Veritas Quality International Nicole Pervelli Gonçalves Technical Sustainability Manager Bureau Veritas Quality International

SUSTAINABILITY REPORT | 2025 APPENDIX 111 ECONOMIC, FINANCIAL & GOVERNANCE & RISK ENVIRONMENTAL OUR WHAT ABOUT MESSAGE OPERATIONAL PERFORMANCE MANAGEMENT PERFORMANCE PEOPLE DRIVES US AURA FROM THE CEO AURA People, Communications and ESG Team We also acknowledge the support and dedication of AURA’s corporate and operational teams that contributed to the review, data collection, assurance and verification processes underlying this document . Content, editing, layout and translation BHPress External assurance Bureau Veritas Photography Aura Image Library Credits

www.auraminerals.com